
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933


(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of Issuer:

HOPE-Neuron Therapeutx, Inc.

Legal status of Issuer:

      Form:

      Corporation

      Jurisdiction of Incorporation/Organization:

      Delaware

      Date of Organization:

      January 27, 2025

Physical Address of Issuer:

4308 N 16th Ave Phoenix, AZ 85015

Website of Issuer:

https://www.hopeneuron.com

Is there a co-issuer? ___ yes _X_ no.

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Amount of compensation to be paid to the Intermediary, whether as a percentage of the Offering amount or as a dollar amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering:

At the conclusion of the Offering, the Issuer shall pay the Intermediary a cash fee equal to the greater of (A) $15,000.00 or (B) the amount determined pursuant to the following schedule: (1) 0% of any amounts raised up to $100,000.00, and (2) 6% of any amounts raised exceeding $100,000.01 but not exceeding $5,000,000.00 in a Successful Offering. The Company has also paid a non-refundable fee of seven thousand five hundred dollars ($7,500.00) related to certain onboarding expenses.

Any other direct or indirect interest in the Issuer held by the Intermediary, or any arrangement for the Intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the Offering.

Type of Security Offered:

Common Stock

Target Number of Securities to be Offered:

75,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$75,000

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other: At the Intermediary's discretion

Maximum Offering Amount (if different from Target Offering Amount):

$5,000,000

Deadline to reach the Target Offering Amount:

November 27, 2026 (120 days after launch)

If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Deadline to reach the Target Offering Amount, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned.

Current Number of Employees:

5 (Five)

	Most recent fiscal year-end (2025)	Prior fiscal year-end (2024)
Total Assets	19,213	19,252
Cash & Cash Equivalents	19,213	19,252
Accounts Receivable	0	0
Short-term Debt	0	0
Long-term Debt	0	0
Revenues/Sales	0	0
Cost of Goods Sold	0	0
Taxes Paid	0	0
Net Income/(Loss)	(56,126)	(63,474)

The jurisdictions in which the Issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, & Wyoming.

HOPE-Neuron Therapeutx, Inc.



A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTIVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. FINANCIAL PROJECTIONS PROVIDED HERE SHOULD BE CONSIDERED AS CURRENT BEST ESTIMATES, BUT MAY NOT PROVE TO ULTIMATELY BE ACCURATE AND THEREFORE SHOULD NOT BE THE BASIS OF AN INVESTMENT. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE ISSUER, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

INVESTORS OUTSIDE OF THE UNITED STATES, TAKE NOTICE IT IS EACH INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

EXHIBITS

Exhibit A: Financial Statements
Exhibit B: Form of Security
Exhibit C: Video Transcript

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than OpenDeal Portal LLC dba Republic (the "**Intermediary**") has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Issuer will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Issuer and its management concerning the terms and conditions of this Offering and the Issuer. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The Issuer is referred to herein as the "Issuer" or "we".

In making an investment decision, you must rely on your own examination of the Issuer and the terms of the Offering, including the merits and risks involved. The statements of the Issuer contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Issuer does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein are accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

THE OFFERING AND THE SECURITIES

The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Form C and/or incorporated by reference in this Form C, including without limitation the subscription agreement located at Exhibit B. For full offering details, please (1) thoroughly review this Form C filed with the U.S. Securities and Exchange Commission and (2) thoroughly review any attached documents to, or documents referenced in, this Form C.

The purpose of this Offering is to generate additional capital to support clinical trials, research and development operations, equipment, and regulatory and compliance activities. See "Use of Proceeds" section for more information.

The Offering

The Issuer is offering a minimum amount of $75,000 (the "**Target Offering Amount**") and up to a maximum amount of $5,000,000 (the "**Maximum Offering Amount**") of Common Stock (the "**Securities**") on a best-efforts basis as described in this Form C (this **"Offering"**). Subject to applicable non-accredited investor limits under Regulation Crowdfunding, the Minimum Individual Purchase Amount is $500.00 and the Maximum Individual Purchase Amount is $2,500,000. The Issuer reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Issuer may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice. The Issuer must raise an amount equal to or greater than the Target Offering Amount by 120 days following the start date of the offering (the "**Offering Deadline**"). Unless the Issuer receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be canceled and all committed funds will be returned.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Issuer's asset value, net worth, revenues or other objective established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the purchase process hosted by the **Intermediary (**as defined above), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Issuer are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with a qualified third-party escrow agent meeting the requirements of Regulation CF ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds. If the Investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the Investor will receive their Securities.**

Investment commitments made in this Offering will be subject to the terms in the Instrument (attached as Exhibit B). The Issuer will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Issuer reaches the Target Offering Amount prior to the Offering Deadline; it may close the Offering early provided (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Issuer continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

The Deal Page

A description of our products, services and business plan can be found on the Issuer's profile page on the Intermediary's website under https://republic.com/hope-neuron (the "**Deal Page**"). The Deal Page can be used by prospective Investors to ask the Issuer questions and for the Issuer to post immaterial updates to this Form C as well as make general announcements. You should view the Deal Page at the time you consider making an investment commitment. Updates on the status of this Offering can also be found on the Deal Page.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Issuer will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be canceled and the committed funds will be returned without interest or deductions.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Issuer designates pursuant to Rule 304(b) of Regulation CF, the Issuer may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Issuer conducts an initial closing (the "**Initial Closing**"), the Issuer agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Issuer may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Issuer upon a subsequent closing and the applicable Securities will be issued in book-entry form to the custodian for the benefit of the Investor, and the Investor's beneficial interest or securities entitlement will be reflected in the applicable records.

The Issuer has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Issuer until they are accepted by the Issuer, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Issuer rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

The Securities

We request that you please review this Form C and the Instrument attached as Exhibit B, in conjunction with the following summary information. The Securities offered in this Offering represent an equity interest in the Issuer and carries standard rights under applicable corporate law and the Issuer's governing documents.

Transfer Agent, Registrar and Custodian

The Issuer has, or will shortly after the issuance of the Securities, engage a transfer agent registered with the SEC to act as registrar and transfer agent for the Issuer with respect to the Securities. The transfer agent will maintain the official records of ownership of the Securities in accordance with applicable law and the Issuer's governing documents. The Securities sold in this Offering are expected to be held of record by BitGo Bank & Trust, National Association, or another custodian or nominee engaged in connection with the Offering (the "**Custodian**"), for the benefit of the Investors. Accordingly, Investors are expected to hold beneficial interests or securities entitlements in the Securities rather than appearing individually as direct record holders on the Issuer's stock ledger.

Dividends and/or Distributions

The Securities do not entitle Investors to any dividends other than as outlined in the Issuer's Charter. All capitalized terms not otherwise defined herein shall have the respective meanings given in the Issuer's Certificate of Incorporation, as amended ("**Charter**"). Dividends may be declared at the discretion of the Issuer's Board of Directors, but there is no guarantee of dividend payments.

Voting and Control

Holders of Common Stock are entitled to one vote per share on matters presented to stockholders, including the election of directors, unless otherwise stated in the Issuer's Charter. However, each Investor purchasing Securities in this Offering will, as a condition of and in consideration for such purchase, irrevocably grant a proxy with respect to the exercise of those voting rights to the Executive Chairman of the Issuer for a period of ten (10) years from the date of such Investor's accepted subscription, as more fully described below under "Irrevocable Proxy." ." This proxy will apply to the Securities purchased by the Investor whether such Securities are held directly by the Investor or indirectly through the Custodian, a nominee, a securities intermediary or similar arrangement, including any securities entitlement relating to such Securities. As a result, while Investors will hold beneficial interests in Securities carrying voting rights as a matter of the Issuer's capital structure, the practical exercise of those voting rights will rest exclusively with the Executive Chairman for the duration of the proxy term. Investors should review the risk factors set forth herein under "Risks Related to the Securities" for a full description of the implications of this arrangement.

Irrevocable Proxy

By purchasing and accepting the Securities offered hereby, each Investor will irrevocably appoints Mr. Ronald Lane, the Executive Chairman of the Issuer, or his successor serving in such capacity (the "**Proxy Holder**"), as such Investor's sole and exclusive attorney-in-fact and proxy, with full power of substitution and resubstitution, to vote or act by written consent with respect to all securities now or hereafter owned by such Investor, whether directly or indirectly, including any and all other shares or securities of the Issuer issued or issuable in respect thereof on or after the date of purchase (collectively, the "**Proxy Shares**"), in such manner as the Proxy Holder, in his sole and absolute discretion, deems appropriate on any and all matters submitted to a vote or consent of the stockholders of the Issuer.

The scope of the proxy includes, without limitation, the power to vote and execute written consents with respect to the Proxy Shares at every annual and special meeting of the stockholders of the Issuer, including any postponement, recess or adjournment thereof, and to execute consents, approvals and waivers on any matter submitted to stockholders for written consent or written resolution, including pursuant to Section 228(a) of the Delaware General Corporation Law or as otherwise authorized thereunder.

The proxy is irrevocable, is coupled with an interest, and is granted in consideration of the Investor's purchase of the securities and the Issuer's agreement to sell the securities on the terms set forth herein. The proxy shall remain in full force and effect until the tenth (10th) anniversary of the date on which the Investor's subscription is accepted by the Issuer, upon which date it shall automatically terminate. Each Investor revokes any and all prior proxies granted with respect to the Proxy Shares that are inconsistent with the proxy and agrees not to grant any subsequent proxy with respect to the Proxy Shares that would become effective prior to such tenth anniversary.

Investors should carefully review the risk factors set forth herein under "Risks Related to the Securities" for a description of the significant implications of the proxy arrangement, including the effect on Investor voting rights and the broad authority granted to the Executive Chairman to act on each Investor's behalf for the duration of the proxy term.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Issuer.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF may not be transferred by any Investor during the one-year period beginning on the date such Securities were issued, unless such Securities are transferred: (1) to the Issuer; (2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the Securities Act; (3) as part of an offering registered with the SEC; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships.

Following the expiration of the one-year transfer restriction described above, the Securities may be transferred only in compliance with applicable federal and state securities laws, the Issuer's governing documents, any applicable transfer agent or custodian procedures, and any other contractual restrictions applicable to such Securities. Prior to any transfer of Securities, the Issuer may require the transferring Investor to provide an opinion of counsel reasonably satisfactory to the Issuer that such transfer may be effected without registration under the Securities Act and applicable state securities laws, unless the transfer is made pursuant to an effective registration statement.

In addition to the foregoing restrictions, the Investor may not transfer the Securities to any competitor of the Issuer, as determined by the Issuer in good faith. In connection with an IPO or other underwritten public offering of the Issuer's securities, the Securities may also be subject to customary lock-up restrictions, including restrictions on lending, offering, pledging, selling or otherwise transferring the Securities for a period of up to 180 days following such offering, to the extent provided in the applicable lock-up agreement or other governing documentation.

Each Investor should be aware that, even after the expiration of applicable transfer restrictions, there can be no assurance that any market for the Securities will develop or that another party will be willing to purchase the Securities.

Other Material Terms

• The Issuer does not have the right to repurchase the Securities.
• The Securities do not have a stated return or liquidation preference, except as set forth in the Issuer's Charter.

COMMISSION AND FEES

Cash Commission

At the conclusion of the Offering, the Issuer shall pay the Intermediary a cash fee equal to the greater of (A) fifteen thousand dollars ($15,000.00) or (B) the amount determined pursuant to the following schedule: (1) zero percent (0%) of any amounts raised up to $100,000.00 and (2) six percent (6%) of any amounts raised exceeding $100,000.01 but not exceeding $5,000,000.00. The Issuer has paid the Intermediary a non-refundable fee of seven thousand five hundred dollars ($7,500.00) related to certain onboarding expenses.

Other Compensation

The Intermediary will also receive compensation in the form of the Securities equal to two percent (2%) of the total number of the Securities sold in the Offering. The total number of Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Issuer is subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Issuer's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new Company encounters.

The Issuer is still in an early phase has no revenue, and is just beginning to implement its business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage or start-up companies. The Issuer may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties or raising sufficient pecuniary capital or human capital in the form of personnel or management. As a medical device-enabled therapeutic company, the Issuer is also dependent upon approvals and subject to regulations from the Federal Drug Administration (FDA).

Our early-stage, novel therapeutic platform faces significant clinical, regulatory, competitive and commercialization risks.

The Issuer is developing therapeutic solutions for neurodegenerative and autoimmune disease states that are historically underserved due to the challenging nature of autoimmune dysfunction. For example, according to data published by The ALS Association, in amyotrophic lateral sclerosis ("**ALS**") alone, government and private research funding over the last decade is close to $2 billion, with no significant therapeutic solutions to date. According to the ALS Therapy Development Institute, there are currently 107 active interventional clinical trials for ALS, with 33 active trials taking place within the United States.. Success in one of these programs that exceeds the expected effectivity of the Issuer's therapy could have a negative impact on future commercialization.

In its target verticals, the Issuer's device-enabled technology is significantly different than most other therapeutic programs, which are primarily pharmaceutical-based. Currently, the Issuer has no peer company or competitor with similar technology in its primary target markets. As a result, the Issuer will be required to create a network of devices via partnerships with distributors and clinics. Execution, customer service and similar risks associated with ongoing reliance on third-party partnerships could impact future commercialization efforts. The Issuer is also reliant on third-party equipment manufacturers for both product development and commercial production.

The Issuer does not yet know if its successful results treating ALS infected mice will translate into similar positive results in humans. There are no guarantees that the planned human trial will meet expected endpoints for therapeutic-level effectivity, duration, and safety, as required to receive FDA approval and commence future commercialization. Extended delays in the development of the therapy or approval process could require additional funding.

The Issuer's long-term strategic plan is to create a platform technology that can treat the root cause of a variety of autoimmune disorders. Extensive human testing will be required to determine this effectivity in different disease states. Accordingly, future projections could be impacted based on trial results and commercial potential in each target disease state.

General Business Risks

Our financial condition raises substantial doubt about our ability to continue as a going concern.

We are a pre-revenue company with a limited operating history and have incurred losses since inception. As of December 31, 2025, we had an accumulated deficit of approximately $249,000 and have not generated any revenue to date. We expect to continue to incur losses for the foreseeable future as we develop our technology and pursue our business plan.

Our available cash resources are limited, and we will require additional financing to fund our operations and execute our business plan, including the proceeds from this Offering. Historically, our operations have been supported by funding from our founder, and we intend to seek additional capital, including through this Offering. However, there can be no assurance that we will be able to obtain additional capital on acceptable terms, or at all.

If we are unable to raise sufficient funds, we may be required to delay, reduce or discontinue our operations. These conditions raise substantial doubt about our ability to continue as a going concern. If we are unable to continue as a going concern, investors could lose all or a significant portion of their investment.

Global crises and geopolitical events can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

The amount of capital the Issuer is attempting to raise in this Offering may not be enough to sustain the Issuer's current business plan.

In order to achieve the Issuer's near and long-term goals, the Issuer may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Issuer will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our product development and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations. We do not plan to provide routine or periodic communications with investors pertaining to operational changes, expect as deemed necessary by management.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers, contractors and business (bioresearch, clinical and marketing/distribution) partners to meet our contractual obligations to build our business, generate customers and conduct our operations. Our ability to meet our obligations to our partners/customers may be adversely affected if suppliers, contractors, or partners do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer and patient requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate the production of our products or services, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' or partners' expectations or needs. Our suppliers or partners may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products or services may utilize custom components or elements available from only one source. Continued availability of those components or elements at acceptable costs, or at all, may be affected for any number of reasons, including if those suppliers/partners decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components/elements for a new or existing product/service could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business plan and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Issuer relies on certain intellectual property rights to operate its business. The Issuer has broad technical-based intellectual property rights potential upon which to claim and file future patent applications. The Issuer may not have the capacity to finance the prosecution of the entirety of its opportunity and therefore may partner and share with others to cover the expense and manage such claims or elect not to pursue such claims. The Issuer's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

If we are unable to obtain and maintain patent protection for any product candidate we develop, our competitors could develop and commercialize products or technology similar or identical to ours, and our ability to successfully commercialize any product candidate we may develop, and its technology, may be adversely affected.

The Issuer's success depends in large part on its ability to obtain and maintain patent protection in the United States and other countries with respect to any product candidate and other technologies the Issuer may develop. Given that the development of its technology is at an early stage, its intellectual property portfolio with respect to certain aspects of its technology and any product candidates is also at an early stage. The Issuer has filed and intends to file patent applications on these aspects of its technology and any product candidates; however, there can be no assurance that any such patent applications will issue as granted patents.

Composition of matter patents for biological and pharmaceutical products are generally considered to be the strongest form of intellectual property protection for those types of products, as such patents provide protection without regard to any method of use. The Issuer cannot be certain, however, that the claims in its future patent applications covering the composition of matter of any product candidates will be considered patentable by the United States Patent and Trademark Office ("**USPTO**"), or by patent offices in foreign countries, or that the claims in any of its issued patents will be considered valid and enforceable by courts in the United States or foreign countries.

Furthermore, in some cases, the Issuer may not be able to obtain issued claims covering compositions of matter relating to any product candidates it develops and instead may need to rely on filing patent applications with claims covering a method of use and/or method of manufacture. Method of use patents protect the use of a product for the specified method. This type of patent does not prevent a competitor from making and marketing a product that is identical to any product the Issuer develops for an indication that is outside the scope of the patented method. Moreover, even if competitors do not actively promote their products for its targeted indications, physicians may prescribe these products "off-label" for those uses that are covered by its method of use patents. Although off-label prescriptions may infringe or contribute to the infringement of method of use patents, the practice is common and such infringement is difficult to prevent or prosecute. There can be no assurance that any such patent applications will issue as granted patents, and even if they do issue, such patent claims may be insufficient to prevent third parties, such as the Issuer's competitors, from utilizing its technology. Any failure to obtain or maintain patent protection with respect to any product candidate the Issuer develops could have a material adverse effect on The Issuer's business, financial condition, results of operations, and prospects.

If the scope of any patent protection we obtain is not sufficiently broad, or if the Issuer loses any future patent protection, its ability to prevent its competitors from commercializing similar or identical technology and product candidates would be adversely affected.

The patent position of life sciences companies generally is highly uncertain, involves complex legal and factual questions, and has been the subject of much litigation in recent years. As a result, the issuance, scope, validity, enforceability, and commercial value of any future patent rights are highly uncertain. The Issuer's future patent applications may not result in patents being issued which protect any product candidates the Issuer develops, or other technologies or which effectively prevent others from commercializing competitive technologies and product candidates.

No consistent policy regarding the scope of claims allowable in patents in the biotechnology field has emerged in the United States. The patent situation outside of the United States is even more uncertain. Changes in either the patent laws or their interpretation in the United States and other countries may diminish the Issuer's ability to protect its inventions and enforce its intellectual property rights, and more generally could affect the value of its intellectual property. In particular, its ability to stop third parties from making, using, selling, offering to sell, or importing products that infringe its intellectual property will depend in part on its success in obtaining and enforcing patent claims that cover its technology, inventions and improvements. With respect to company-owned intellectual property, the Issuer cannot be sure that patents will be granted with respect to any patent applications filed by it in the future, nor can The Issuer be sure any patents that may be granted to the Issuer in the future will be commercially useful in protecting its products and the methods used to manufacture those products. Moreover, any patents that may be issued to the Issuer do not guarantee that the Issuer will have the right to practice its technology in relation to the commercialization of its products. The area of patent and other intellectual property rights in biotechnology is an evolving one with many risks and uncertainties, and third parties may have blocking patents that could be used to prevent the Issuer from commercializing any future product candidates. Any patents that may be issued to the Issuer in the future may be challenged, invalidated, or circumvented, which could limit its ability to stop competitors from marketing related products or limit the length of the term of patent protection that the Issuer may have for any product candidate it develops. In addition, the rights granted under any patents that may be issued to the Issuer may not provide the Issuer with protection or competitive advantages against competitors with similar technology. Furthermore, its competitors may independently develop similar technologies. For these reasons, the Issuer may have competition for any product candidate it develops. Moreover, because of the extensive time required for development, testing and regulatory review of a potential product, it is possible that, before any particular product candidate can be commercialized, any related patent that may issue to The Issuer may expire or remain in force for only a short period following commercialization, thereby reducing any advantage of the patent.

Any patents that the Issuer may own in the future may be challenged, narrowed, circumvented, or invalidated by third parties. Consequently, the Issuer does not know whether any product candidate or other technologies it develops will be protectable or remain protected by valid and enforceable patents. The Issuer's competitors or other third parties may be able to circumvent the Issuer's future patents by developing similar or alternative technologies or products in a non-infringing manner which could materially adversely affect its business, financial condition, results of operations and prospects. The issuance of a patent is not conclusive as to its inventorship, scope, validity, or enforceability, and patents that the Issuer may obtain may be challenged in the courts or patent offices in the United States and abroad. The Issuer may be subject to a third party preissuance submission of prior art to the USPTO or to foreign patent authorities or become involved in opposition, derivation, revocation, reexamination, post-grant and inter partes review, or interference proceedings or other similar proceedings challenging future patent rights. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate or render unenforceable, the Issuer's future patent rights, allow third parties to commercialize any product candidates the Issuer develops or other technologies, and compete directly with the Issuer, without payment to the Issuer, or result in the Issuer's inability to manufacture or commercialize products without infringing third-party patent rights. Moreover, the Issuer may have to participate in interference proceedings declared by the USPTO to determine priority of invention or in post-grant challenge proceedings, such as oppositions in a foreign patent office, that challenge its priority of invention or other features of patentability with respect to any future owned patents and patent applications. Such challenges may result in loss of patent rights, loss of exclusivity, or in patent claims being narrowed, invalidated, or held unenforceable, which could limit its ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of any product candidates the Issuer develops. Such proceedings also may result in substantial cost and require significant time from its scientists and management, even if the eventual outcome is favorable to us.

In addition, given the amount of time required for the development, testing, and regulatory review of future product candidates, the Issuer's future patents protecting such a product candidate might expire before or shortly after any such product candidate is approved and commercialized. As a result, its intellectual property may not provide the Issuer with sufficient rights to exclude others from commercializing products similar or identical to ours. The Issuer may in the future co-own patent rights relating to future product candidates with third parties. The Issuer may need the cooperation of any such co-owners of its patent rights in order to enforce such patent rights against third parties, and such cooperation may not be provided to us. Any of the foregoing could have a material adverse effect on its competitive position, business, financial conditions, results of operations, and prospects.

The Issuer's rights to develop and commercialize any future product candidates may be subject, in part, to the terms and conditions of future licenses granted to it by others.

The Issuer may rely upon licenses to certain patent rights and proprietary technology from third parties that are important or necessary to the development of any product candidate the Issuer develops. Patent rights that the Issuer in-licenses in the future may be subject to a reservation of rights by one or more third parties. As a result, any such third parties may have certain rights to such intellectual property.

In addition, subject to the terms of any such license agreements, the Issuer may not have the right to control the preparation, filing, prosecution and maintenance, and the Issuer may not have the right to control the enforcement, and defense of patents and patent applications covering the technology that the Issuer licenses from third parties. The Issuer cannot be certain that its in-licensed patent applications (and any patents issuing therefrom) that are controlled by its licensors will be prepared, filed, prosecuted, maintained, enforced, and defended in a manner consistent with the best interests of its business. If its licensors fail to prosecute, maintain, enforce, and defend such patents rights, or lose rights to those patent applications (or any patents issuing therefrom), the rights the Issuer has licensed may be reduced or eliminated, its right to develop and commercialize any of its product candidates that are subject of such licensed rights could be adversely affected, and The Issuer may not be able to prevent competitors from making, using and selling competing products. Moreover, the Issuer cannot be certain that such activities by its potential future licensors will be conducted in compliance with applicable laws and regulations or will result in valid and enforceable patents or other intellectual property rights. In addition, even where the Issuer may have the right to control patent prosecution of patents and patent applications that the Issuer may license to and from third parties, the Issuer may still be adversely affected or prejudiced by actions or inactions of its potential future licensees, licensors and their counsel that took place prior to the date of assumption of control over patent prosecution.

The Issuer may not be able to protect its intellectual property and proprietary rights throughout the world.

Filing, prosecuting and defending patents on product candidates the Issuer develops and other technologies in all countries throughout the world would be prohibitively expensive, and the laws of foreign countries may not protect its rights to the same extent as the laws of the United States. Consequently, the Issuer may not be able to prevent third parties from practicing its inventions in all countries outside the United States, or from selling or importing products made using its inventions in and into the United States or other jurisdictions. Competitors may use its technologies in jurisdictions where the Issuer has not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where the Issuer has patent protection but enforcement is not as strong as that in the United States. These products may compete with the Issuer's products, and The Issuer's patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets, and other intellectual property protection, particularly those relating to biotechnology products, which could make it difficult for the Issuer to stop the infringement of its patents or marketing of competing products in violation of its intellectual property and proprietary rights generally. Proceedings to enforce its intellectual property and proprietary rights in foreign jurisdictions could result in substantial costs and divert its efforts and attention from other aspects of its business, could put its patents at risk of being invalidated or interpreted narrowly, could put its patent applications at risk of not issuing, and could provoke third parties to assert claims against us. The Issuer may not prevail in any lawsuits that it initiates, and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, its efforts to enforce its intellectual property and proprietary rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that the Issuer develops or licenses.

Many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If the Issuer is forced to grant a license to third parties with respect to any future patents relevant to its business, its competitive position may be impaired, and its business, financial condition, results of operations, and prospects may be adversely affected.

In Europe, beginning June 1, 2023, European applications and patents may be subjected to the jurisdiction of the Unified Patent Court ("**UPC**") unless those are explicitly opted out. Also, European applications will have the option, upon grant of a patent, of becoming a Unitary Patent which will be subject to the jurisdiction of the UPC. This will be a significant change in European patent practice. As the UPC is a new court system, there is no precedent for the court, increasing the uncertainty. As a single court system can invalidate a European patent, we, where applicable may opt out of the UPC and as such, each European patent would need to be challenged in each individual country.

Changes in U.S. patent law could diminish the value of patents in general, thereby impairing the Issuer's ability to protect any products it develops.

Changes in either the patent laws or interpretation of the patent laws in the United States could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. Assuming that other requirements for patentability are met, prior to March 2013, in the United States, the first to invent the claimed invention was entitled to the patent, while outside the United States, the first to file a patent application was entitled to the patent. After March 2013, under the Leahy-Smith America Invents Act, or the America Invents Act, enacted in September 2011, the United States transitioned to a first inventor to file system in which, assuming that other requirements for patentability are met, the first inventor to file a patent application will be entitled to the patent on an invention regardless of whether a third party was the first to invent the claimed invention. A third party that files a patent application in the USPTO after March 2013, but before the Issuer, could therefore be awarded a patent covering an invention of ours even if the Issuer had made the invention before it was made by such third party. This will require the Issuer to be cognizant going forward of the time from invention to filing of a patent application. Since patent applications in the United States and most other countries are confidential for a period of time after filing or until issuance, The Issuer cannot be certain that it is the first to file any patent application related to any product candidates it develops or other technologies.

The America Invents Act also includes a number of significant changes that affect the way patent applications will be prosecuted and also may affect patent litigation. These include allowing third party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO administered post-grant proceedings, including post-grant review, inter partes review, and derivation proceedings. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in United States federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate the Issuer's patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action. Therefore, the America Invents Act and its implementation could increase the uncertainties and costs surrounding the prosecution of the Issuer's owned future patent applications and the enforcement or defense of its owned future issued patents, all of which could have a material adverse effect on the Issuer's business, financial condition, results of operations, and prospects.

In addition, the patent positions of companies in the development and commercialization of biologics and pharmaceuticals are particularly uncertain. The U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. It is unpredictable how decisions by the federal courts, the U.S. Congress or the USPTO may impact the value of The Issuer's patent rights. For example, the Supreme Court of the United States held in Amgen v. Sanofi (2023) that a functionally claimed genus was invalid for failing to comply with the enablement requirement of the Patent Act. In addition, the Federal circuit issued a decision involving the interaction of patent term adjustment ("**PTA**"), terminal disclaimers, and obvious-type double patenting. This combination of events has created uncertainty with respect to the validity and enforceability of patents, once obtained. Depending on future actions by the U.S. Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that could have a material adverse effect on the Issuer's future patent portfolio and its ability to protect and enforce its intellectual property in the future.

The Issuer's future issued patents covering product candidates the Issuer develops could be found invalid or unenforceable if challenged in court or before administrative bodies in the United States or abroad.

In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution. Third parties may raise claims challenging the validity or enforceability of the Issuer's owned patents before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include re-examination, post-grant review, inter partes review, interference proceedings, derivation proceedings, and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings). Such proceedings could result in the revocation of, cancellation of, or amendment to the Issuer's future patents in such a way that they no longer cover its product candidate or other technologies. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity question, for example, the Issuer cannot be certain that there is no invalidating prior art, of which the Issuer and the patent examiner were unaware during prosecution. If a third party were to prevail on a legal assertion of invalidity or unenforceability, the Issuer would lose at least part, and perhaps all, of the patent protection on any product candidates it develops or other technologies. Such a loss of patent protection would have a material adverse impact on the Issuer's business, financial condition, results of operations, and prospects.

If the Issuer is unable to protect the confidentiality of its trade secrets, its business and competitive position would be harmed.

In addition to seeking patents for its product candidate and other technologies, the Issuer also relies on trade secrets and confidentiality agreements to protect its unpatented know-how, technology, and other proprietary information and to maintain its competitive position. Trade secrets and know-how can be difficult to protect. The Issuer expects its trade secrets and know-how to over time be disseminated within the industry through independent development, the publication of journal articles describing the methodology, and the movement of personnel from academic to industry scientific positions.

The Issuer currently, and may in the future continue to, relies on third parties to assist it in developing and manufacturing its product candidates. Accordingly, the Issuer must, at times, share know-how and trade secrets with them. The Issuer may in the future also enter into research and development collaborations with third parties that may require it to share know-how and trade secrets under the terms of its research and development partnerships or similar agreements. The Issuer seeks to protect its know-how, trade secrets and other proprietary technology, in part, by entering into non-disclosure and confidentiality agreements, and including in its vendor and service agreements terms protecting its confidential information, know-how and trade secrets, with parties who have access to such information, such as its employees, scientific collaborators, CROs, contract manufacturers, consultants, advisors and other third parties. The Issuer also enters into confidentiality and invention or patent assignment agreements with its employees and consultants as well as trains its employees not to bring or use proprietary information or technology from former employers to the Issuer or in their work, and the Issuer reminds former employees when they leave their employment of their confidentiality obligations. However, the Issuer cannot guarantee that The Issuer has entered into such agreements with each party that may have or have had access to its trade secrets or proprietary technology and processes. The Issuer also seeks to preserve the integrity and confidentiality of its data and other confidential information by maintaining physical security of its premises and physical and electronic security of its information technology systems.

Despite the Issuer's efforts, any of the aforementioned parties may breach the agreements and disclose the Issuer's proprietary information, including its trade secrets, or there may be lapses or failures in its physical and electronic security systems which lead to its proprietary information being disclosed, and the Issuer may not be able to obtain adequate remedies in the event of any such breaches. Monitoring unauthorized uses and disclosures is difficult, and the Issuer does not know whether the steps it has taken to protect its proprietary technologies will be effective. If any of its scientific advisors, employees, contractors and consultants who are parties to these agreements breaches or violates the terms of any of these agreements, the Issuer may not have adequate remedies for any such breach or violation, and the Issuer could lose its trade secrets as a result. Moreover, if confidential information that is licensed or disclosed to the Issuer by its partners, collaborators, or others is inadvertently disclosed or subject to a breach or violation, the Issuer may be exposed to liability to the owner of that confidential information. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive, and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. If any of its trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, the Issuer would have no right to prevent them from using that technology or information to compete with us. If any of its trade secrets were to be disclosed to or independently developed by a competitor or other third party, the Issuer's competitive position would be materially and adversely harmed.

The Issuer may be subject to claims that its employees, consultants, or advisors have wrongfully used or disclosed alleged trade secrets of their current or former employers or claims asserting ownership of what the Issuer regards as its own intellectual property.

Many of the Issuer's employees, consultants, and advisors are currently or were previously employed at universities or other healthcare companies, including its competitors and potential competitors. Although the Issuer tries to ensure that its employees, consultants, and advisors do not use the proprietary information or know-how of others in their work for the Issuer, the Issuer may be subject to claims that the Issuer or these individuals have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual's current or former employer. Litigation may be necessary to defend against these claims. If the Issuer fails in defending any such claims, in addition to paying monetary damages, the Issuer may lose valuable intellectual property rights or personnel. Even if the Issuer is successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

In addition, while it is the Issuer's policy to require its employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to the Issuer, the Issuer may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that the Issuer regards as its own. The assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, and the Issuer may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what the Issuer regards as its intellectual property. Such claims could have a material adverse effect on the Issuer's business, financial condition, results of operations, and prospects.

The Issuer may not own, or may not have sufficient rights to use, certain intellectual property that is material to its business, which could adversely affect the Issuer's business and the value of the securities offered hereby.

The Issuer's business depends, in part, on its ability to own, license, use, protect and enforce intellectual property rights relating to its technology, product candidates, know-how, data, inventions and other proprietary assets. The Issuer may not have obtained, or may be unable to obtain, valid and enforceable assignments, licenses or other transfers of rights from all persons or entities that developed, contributed to, owned or had rights in intellectual property that the Issuer believes is material to its business. In addition, prior transfers or assignments of intellectual property to the Issuer may not have been properly documented, may not have been timely executed, may not have included all necessary rights, may be subject to defects or limitations, or may be challenged by third parties.

If the Issuer does not own, or does not have sufficient rights to use, intellectual property that is material to its business, the Issuer may be unable to develop, commercialize, protect or enforce its technology or product candidates as currently contemplated. The Issuer may also be required to obtain additional assignments, licenses or consents, pay royalties or other consideration, modify its technology or business plans, cease using certain intellectual property, or engage in litigation or other proceedings to establish, defend or perfect its rights. Any such dispute, defect or limitation could be costly and time-consuming, could divert management's attention, could impair the Issuer's competitive position, and could materially and adversely affect the Issuer's business, financial condition, results of operations, prospects and the value of the securities purchased by investors in this offering.

Third-party claims of intellectual property infringement, misappropriation or other violation against the Issuer or its collaborators may prevent or delay the development and commercialization of any product candidates the Issuer develops and other technologies.

Due to the focused research and development that is taking place by several companies, including the Issuer and its competitors, the intellectual property landscape is in flux, and it may remain uncertain in the future. As such, there may be significant intellectual property related litigation and proceedings relating to the Issuer's owned, and other third party, intellectual property and proprietary rights in the future.

The Issuer's commercial success depends in part on its and its collaborators' ability to avoid infringing, misappropriating and otherwise violating the patents and other intellectual property rights of third parties. There is a substantial amount of complex litigation involving patents and other intellectual property rights in the biotechnology and pharmaceutical industries, as well as administrative proceedings for challenging patents, including interference, derivation and reexamination proceedings before the USPTO or oppositions and other comparable proceedings in foreign jurisdictions. As discussed above due to changes in U.S. law referred to as patent reform, new procedures including inter partes review and post-grant review have been implemented. As stated above, this reform adds uncertainty to the possibility of challenge to the Issuer's future patents.

Numerous U.S. and foreign issued patents and pending patent applications owned by third parties exist relating to the fields in which the Issuer is developing its product candidate. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that its product candidate and other technologies may give rise to claims of infringement of the patent rights of others. The Issuer cannot assure you that its product candidate and other technologies that the Issuer has developed, are developing or may develop in the future will not infringe existing or future patents owned by third parties. the Issuer may not be aware of patents that have already been issued and that a third party, for example, a competitor in the fields in which The Issuer is developing its product candidate and other technologies, might assert infringement by future the Issuer product candidates or other technologies, including claims to compositions, formulations, methods of manufacture or methods of use or treatment that cover future the Issuer product candidates or other technologies. It is also possible that patents owned by third parties of which the Issuer is aware, but which the Issuer does not believe the Issuer infringes or that the Issuer believes the Issuer has valid defenses to any claims of patent infringement, could be found to be infringed by the Issuer. It is not unusual that corresponding patents issued in different countries have different scopes of coverage, such that in one country a third-party patent does not pose a material risk, but in another country, the corresponding third-party patent may pose a material risk to the Issuer's product candidates. As such, we monitor third-party patents in the fields in which the Issuer is developing its product candidate. In addition, because patent applications can take many years to issue, there may be currently pending patent applications that may later result in issued patents that future the Issuer product candidates or other technologies may infringe. Generative artificial intelligence (AI) resources that are publicly available also present a risk that the Issuer may inadvertently obtain, incorporate, or use a third party's intellectual property. The Issuer cannot provide any assurances that third-party patents do not exist which might be enforced against its current technology, manufacturing methods, product candidates, or future methods or products resulting in either an injunction prohibiting its manufacture or future sales, or, with respect to its future sales, an obligation on its part to pay royalties and/or other forms of compensation to third parties, which could be significant.

The Issuer's success depends on the experience and skill of the board of directors, its executive officers and key employees.

We are dependent on the successful solicitation of and retainment of capable future board of directors, board of advisors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Issuer. The loss of our board of directors, board of advisors, executive officers and key employees could harm the Issuer's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Issuer does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Issuer has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Issuer will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Issuer and our operations. We have no way to guarantee key personnel will stay with the Issuer, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be averse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, malicious software programs and other forms of "hacking") and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of Individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulations by the SEC, FDA or any other government, university or relevant agency could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of management members, partners, employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Issuer is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Issuer may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) issuer, the Issuer is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Issuer's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Issuer of such compliance could be substantial and could have a material adverse effect on the Issuer's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease-and-desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

The exercise of warrants or conversion of other convertible securities could result in additional dilution to Investors.

The issuance of additional shares of Common Stock or securities exercisable, convertible or exchangeable for our capital stock, could result in dilution to Investors and existing stockholders. The new securities issued in connection with the exercise of warrants, options, or conversion of other convertible securities may have rights senior to those of the Securities offered in this Offering and could adversely affect the price of our Common Stock.

The Company presently intends to issue only common stock, however, while there are no plans to issue preferred forms of stock with different priorities or seniority rights, such as in ownership, dilution, liquidation, etc., the Company reserves the right, in its sole discretion, to issue and for certain shareholders to hold such other varying forms of ownership that may include priorities in dividends and liquidation over common stock, whereby such forms could be tailored by seniority, income, and conversion rights, with key types including prior preferred (highest seniority), preference preferred (junior to prior), cumulative (missed dividends owed), and convertible (exchangeable for common) with appropriate state and federal statutory securities notices at any time in the future.

Risks Related to the Offering

State and federal securities laws are complex, and the Issuer could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Issuer has conducted a previous convertible offering and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Issuer may have violated state or federal securities laws, any such violation could result in the Issuer being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Issuer may have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Issuer will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Issuer violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Issuer which, among other things, could result in the Issuer having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Issuer's management may have broad discretion in how the Issuer uses the net proceeds of the Offering.

Unless the Issuer has agreed to a specific use of the proceeds from the Offering, the Issuer's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Intermediary Fees paid by the Issuer are subject to change depending on the success of the Offering.

At the conclusion of the Offering, the Issuer shall pay the Intermediary a cash fee equal to the greater of (A) $15,000.00 or (B) the amount determined pursuant to the following schedule: (1) 0% of any amounts raised up to $100,000.00, and (2) 6% of any amounts raised exceeding $100,000.01 but not exceeding $5,000,000.00 in a Successful Offering. The compensation paid by the Issuer to the Intermediary may impact how the Issuer uses the net proceeds of the Offering.

The Issuer has the right to limit individual Investor commitment amounts based on the Issuer's determination of an Investor's sophistication.

The Issuer may prevent any Investor from committing more than a certain amount in this Offering based on the Issuer's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Issuer's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Issuer's determination.

The Issuer has the right to extend the Offering Deadline.

The Issuer may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Issuer attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Issuer extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Issuer receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Issuer receives the Target Offering Amount, at which time it will be released to the Issuer to be used as set forth herein. Upon or shortly after the release of such funds to the Issuer, the Securities will be issued and distributed to you.

The Issuer may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Issuer can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Issuer may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Issuer has the right to conduct multiple closings during the Offering.

If the Issuer meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Issuer to draw down on seventy percent (70%) of Investor proceeds committed and captured in the Offering during the relevant period. The Issuer may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

Investors will hold the Securities through a custodian and may not be direct record holders of the Securities.

The Securities sold in this Offering are expected to be issued in book-entry form and held of record by the Custodian or its nominee for the benefit of Investors. As a result, Investors may not be direct record holders of the Securities on the Issuer's stock ledger and may hold only beneficial interests or securities entitlements in the Securities. This structure may limit an Investor's ability to take certain actions directly as a stockholder and may require the Investor to act through the Custodian, the Intermediary, the Issuer and/or the Issuer's transfer agent in connection with transfers, communications, voting mechanics, tax documentation and other administrative matters. Any transfer of the Securities will also remain subject to the restrictions described in this Form C, the subscription agreement, the Issuer's governing documents, applicable law and applicable transfer agent or custodian procedures.

Investors will grant the Executive Chairman of the Issuer an irrevocable proxy with broad power and authority to vote their shares and execute consents on their behalf.

In connection with investing in this Offering, each Investor will irrevocably appoint the Executive Chairman of the Issuer, as such Investor's sole and exclusive proxy, to the maximum extent permitted under the Delaware General Corporation Law, with full power of substitution and resubstitution and power to act alone, as the Investor's proxy and attorney-in-fact, to vote and exercise any and all voting rights with respect of the Securities that are owned or may be owned by such Investor, whether directly or indirectly, including, for the avoidance of any doubt, as a holder of any securities entitlement in the Securities, by the Investor and any and all other shares or securities of the Issuer issued or issuable in respect thereof on or after the date hereof (together, the "**Proxy Shares**"). The Executive Chairman will be authorized and empowered to act as the Investor's proxy to vote, and consent with respect to, the total number of Proxy Shares in respect of the Investor at every annual and special meeting of the stockholders of the Issuer, including any postponement, recess or adjournment thereof, or in any other circumstance, however called (each a "**Meeting**"), and to execute consents, approvals and waivers on any matter submitted to the undersigned or any other class of capital stock of the Issuer for written consent or written resolution, or to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting (including, without limitation, the power to execute and deliver written consents pursuant to Section 228(a) of the Delaware General Corporation Law or as otherwise authorized thereunder). Each Investor will further revoke any and all prior proxies given by such Investor with respect to the Securities or the Proxy Shares. The proxy will be coupled with an interest and be irrevocable until, and each Investor will agree not to grant any subsequent proxies with respect thereof that will become effective prior to, the tenth anniversary of the date such Investor's subscription agreement is accepted by the Issuer, upon which date the proxy will terminate, but until such date, it will remain in full force and effect, including, for the avoidance of any doubt, upon and after the issuance and delivery of the Securities. Thus, by participating in the Offering, Investors will grant broad discretion to the Executive Chairman of the Issuer to take various actions on their behalf, and Investors will essentially not be able to vote upon matters related to the governance and affairs of the Issuer nor take or effect actions that might otherwise be available to holders of the Securities. Investors should not participate in the Offering unless the Investor is willing to waive or assign certain rights that might otherwise be afforded to a holder of the Securities and grant broad authority to the Executive Chairman to take certain actions on behalf of the investor. Currently, Ronald Lane, our Executive Chairman, will have the authority with the irrevocable proxy to direct the vote and vote the Securities at his discretion on all matters to be voted upon by stockholders, including with respect of any action by written consent. As a result, Mr. Lane may be able to determine or significantly influence any action requiring the approval of our stockholders, including the election of our board of directors, the adoption of amendments to our Charter and By-Laws, and the approval of any subsequent financing (such as an offering pursuant to Regulation A), merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction. Mr. Lane may have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests.

The Securities will not be freely tradable under the Securities Act until one year from when the securities are issued. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Issuer. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Issuer or to receive financial or other information from the Issuer, other than as required by law. Other security holders of the Issuer may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Issuer can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Issuer such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

There is no present market for the Securities and we have arbitrarily set the price.

The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the offering price or at any other price. While the Company has a stated interest in conducting a subsequent Regulation A ("**Reg A**") securities offering providing unrestricted stock, and in which the Investor would be converted into; there is no assurance that such an offering would be successfully undertaken to effectuate such a conversion.

Each Investor must purchase the Securities in the Offering for Investor's own account for investment.

Each Investor must purchase the Securities for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and each Investor must represent it has no present intention of selling, granting any participation in, or otherwise distributing the same. Each Investor must acknowledge and agree that the subscription agreement and the underlying securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of the Investor representations.

Investors purchasing the Securities in this Offering may be significantly diluted as a consequence of subsequent financings.

The Securities being offering will be subject to dilution. The Issuer may issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of Securities will be subject to dilution in an unpredictable amount. Such dilution will reduce an Investor's control and economic interests in the Issuer. The amount of additional financing needed by Issuer will depend upon several contingencies not foreseen at the time of this offering. Each such round of financing (whether from the Issuer or other investors) is typically intended to provide the Issuer with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Issuer may have to raise additional capital at a price unfavorable to the existing investors, including the purchaser. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Issuer. There can be no assurance that the Issuer will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Issuer has two outstanding convertible securities with principal amounts of $60,000 and $150,000, respectively. If the Issuer enters into a financing transaction or experiences a liquidity event that triggers the conversion of such securities, the conversion of these instruments into equity would result in dilution to investors in this Offering. See "Capitalization, Debt and Ownership—Outstanding Options, SAFEs, Convertible Notes, Warrants" for additional information regarding the Issuer's convertible securities and their potential dilutive impact.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Hope-Neuron Therapeutx, Inc. (formerly known as ImmunoRes-Inovatx, LLC) ("**HOPE-Neuron**" or "**Company**") was initially registered in Wyoming on December 30, 2020 as a limited liability company. On January 27, 2025, HOPE-Neuron converted into a Delaware corporation and changed its name to Hope-Neuron Therapeutx, Inc. HOPE-Neuron operates virtually with employees in Arizona, California, and Florida; and research and technology partners in Arizona, Indiana, and New Jersey. The issuer represents the culmination of more than a decade of research that has positioned HOPE-Neuron at the forefront of a new class of device-enabled, cell-based medical technology. ***The distinguishing feature of this technology is that it facilitates healing via a patient's own immune system -- without the use (or harmful side effects) of infused reactive drugs or chemicals.*** The Company's initial area of focus is on neurodegenerative disorders, with amyotrophic lateral sclerosis (ALS or Lou Gehrig's disease) as the initial target.

Primarily self-funded via family and friends, the issuer operated in stealth mode for a portion of its recent history; controls the patents and IP critical to its process; and utilizes industry-leading third-party research partners on a contract basis to conduct its clinical studies.

HOPE-Neuron's mission is to bring HOPE to the patients and families suffering under the burden of degenerative conditions such as ALS where there are few or no effective therapies.

Key Terms

Key biological terms used in the description of the Company's technology include:

- ***Mechanotransduction*** – the biological process where cells convert mechanical stimuli into biochemical signals;
- ***Precision Controlled Hyperoxia*** – cell exposure to reactive oxygen atom levels higher than what is considered to characterize a normal atmospheric oxygen atom composition;
- *Apoptosis* – the body's natural way of recycling damaged cells and no longer normally functioning cells via a signaled programmed cell death process;
- *Efferocytosis* – the process under which apoptotic cells are naturally digested and removed, i.e., taken to the grave;
- ***Macrophages - M1 Cells*** – <u>inflammatory mode</u>, destroy germs and alert immune cells to infections*; & **M2 Cells*** – <u>anti-inflammatory mode</u>, signals wound healing, clearing dead cell debris and tissue repair.

Imbalances that result in a chronic level of excess M1 cells play a significant, negative role in a number of autoimmune conditions – a key theme in the therapeutic value of HOPE-Neuron's process.

Core Technology

HOPE-Neuron's primary technology is ***SELtx™***, a novel therapeutic platform that conditions a patient's blood via mechanotransduction and precision controlled hyperoxia to signal an apoptotic process that generates an immune equilibrium by shifting M1 "killer" cells to M2 "healer" cells. To date, this treatment has only been administered in human ALS gene-transfected mice, though human trials are planned employing proceeds from the current offering. In human use, SELtx™ is expected to be a 30-minute point-of-care treatment administered in an outpatient setting, with the process consisting of: 1.) an IV gravity withdrawal of a small quantity of a patient's whole blood (~300mL) into sterile disposable vials; 2.) applying a simultaneous mechanotransduction/precision controlled hyperoxic stress via HOPE-Neuron's proprietary method and equipment to trigger apoptosis; 3.) then reinfusing the treated blood into the patient to signal efferocytosis and immune rebalancing homeostasis.

SELtx™ Successful ALS Transgenic Mouse Study

HOPE-Neuron chose ALS as an initial target, in part because ALS includes a number of damaging characteristics that SELtx™ is designed to address including a short survival period post-diagnosis. Specifically, studies have shown that ALS exhibits an imbalance toward immunogenic M1-cells, creating multiple negative effects by reducing regulatory T cells (Tregs) production, promoting inflammation, inhibiting cellular debris clearance through phagocytosis, and impairing extracellular matrix reconstruction, the release of protective/trophic factors and driving numerous quantifiable immunogenic markers. HOPE-Neuron's process is designed to restore a normal M1/M2 equilibrium.

To test the effectiveness of SELtx™, HOPE-Neuron conducted a proof-of-concept study at the Indiana University School of Medicine using human ALS gene-transfected mice. The Company successfully demonstrated that its process could significantly increase the percentage of M2 cells in the transfected mice (with no adverse effects) via a confirmed M1 → M2 immune shift ($p < 0.008$).

While untreated ALS mice continued to deteriorate - SELtx™-treated mice exhibited behavioral, motor function and survival characteristics that induced neuroprotection and a reduction in ALS development. Visual evidence included tread bar tests where mice treated every two weeks continued to run indefinitely, while untreated mice quickly fell off the tread bar. Importantly, this mouse study showed that SELtx™ was effective in elongating ALS mouse life, even in a very aggressive, rapidly expiring transgenic humanized mouse ALS model.

Business Plan

Next Steps in Commercialization Timeline

HOPE-Neuron is not a concept company but has conducted extensive testing utilizing its patented prototype equipment. Accordingly, the Company's near-term focus will be on defining dosing regimens and beginning human trials. It is important to note that because the Company is pursuing a device-enabled non-stem cell therapy not having drug safety questions, its trial is expected to move on a faster timeline than comparable pharma-based solutions.

As currently planned, the Company's road to commercialization includes three important steps:

1. Further dosing and other mouse-related ALS work, which will take place at the same Indiana University School of Medicine lab that conducted the successful proof-of-concept study;
2. Procurement of next-generation SELtx™ simpler "one button" devices that can be used with human subjects;
3. Commencement of an Institutional Review Board (IRB) human ALS trial, in conjunction with the Barrow Neurological Institute's Gregory W. Fulton ALS clinic in Phoenix, Arizona and other ALS clinical sites in the U.S.

At this stage in the development pipeline, with sufficient funding (see use of funds), all of these steps could commence in 2026.

The Issuer's Products and/or Services

HOPE-Neuron's SELtx™ therapy is not yet available for human use.

Customer Base

Target Market – ALS

HOPE-Neuron is targeting unmet needs and unserved medical conditions, primarily in the neurodegeneration space, with an initial focus on ALS. The ALS Association describes the disease as follows:

Amyotrophic lateral sclerosis (ALS) is a progressive neurodegenerative disease that affects nerve cells in the brain and spinal cord. Over the course of the disease, people lose the ability to move, to speak, and eventually, to breathe. The disease is always fatal, usually within five years of diagnosis. Few treatment options exist, resulting in a high unmet need for new therapies to address functional deficits and disease progression.

According to the National ALS Registry, there were 34,720 diagnosed cases of ALS in the U.S. as of early 2026. Classed as a "rare disease," ALS adds about 5,000 new cases each year in the U.S., but also causes a near equivalent number of deaths. On average, every 90 minutes, someone is diagnosed and someone passes away from the disease.

Globally, ALS affects persons of all races and ethnicities and is 20% more common in men than women. Studies have also shown that military veterans and fire fighters are about two times more likely to develop ALS. As a result, ALS is recognized as a service-connected disease by the U.S. Department of Veterans Affairs. The annual national cost associated with ALS in the U.S. is substantial, topping $1.02 billion, with disease duration costs of more than $1.4 million per patient - 85% covered by insurance, 9% paid by the family, and 6% by charities (source, Muscular Dystrophy Association).

Current Commercial ALS Products

Therapies for ALS to date have focused on slowing disease progression, managing symptoms, and improving quality of life, although there is no cure. There are currently three primary drugs approved in the U.S. for the disease:

- Riluzole (*Rilutek, Tiglutik,* and *Exservan*) -- the first FDA-approved drug to treat ALS (1995), now available in tablet or dissolvable forms, intended to slow the progression of ALS by blocking the release of glutamate which is thought to injure nerve cells. Median survival benefit – 6 to 19 months. Annual cost (generic): $276-$360 depending on the formulation.

- Edaravone (*Radicava*) -- approved as an IV treatment for ALS in 2017 followed by an oral suspension in 2022; reduces oxidative stress, which can damage motor neurons. Median survival benefit - 7.3 months. Annual cost: $171,000.

- Tofersen (*Qalsody*) – the first gene therapy approved for ALS (2023); administered by intrathecal injection (lumbar puncture). Limited application in general ALS population (fewer than 500 patients a year), designed to treat ALS caused by variants in a gene called SOD1, which accounts for about 2% of ALS cases. Median survival benefit – 3.4 years. Annual cost: $185,000.

The difficulties in developing therapies for ALS are well documented, with more than $2.0 billion spent over the last decade on research and a long string of Phase 3 failures. The small number of available therapeutics is a testament to these challenges.

HOPE-Neuron Market Positioning

HOPE-Neuron is in a unique position in the ALS space, because it is ***the only later-stage non-pharma solution*** in a market characterized by drugs with high annual patient costs, minimally effective outcomes, difficult patient dosing regimens, and long lists of side effects. As proposed, HOPE-Neuron's SELtx™ annual therapy will be about 2/3rds of the price of currently approved drugs, with the potential for industry-leading mean survival benefits (if mouse results are replicated in humans), and minimal to no expected side effects.

As an indication of the importance of this disease, the ALS Association reports that there are currently 50+ drugs in development for ALS. On Feb. 3, 2026, the U.S. Congress approved the highest level of federal funding ever for ALS research, allocating $315 million toward the disease. With few options available, in recent years the FDA has been quick to award fast track status to promising therapies. Given this environment, HOPE-Neuron believes that even modest success in its human trials would position SELtx™ for similar designation, significantly accelerating the path to commercialization.

Recurring Revenue Model & Projections

Because the SELtx™ process is a sterile, closed-loop device-driven system, widespread use will require a network of strategically-placed equipment and qualified practitioners. To achieve this, the Company plans to partner with national and regional firms that can provide the full set of services required to serve the ALS population in the U.S. In this regard, management projects a revenue split consisting of HOPE-Neuron (40%), Provider (35%), and Distributor (25%). The key fixed cost associated with this plan will be each device(s) per location, which may be provided under a leasing plan to each therapy site; with a lesser variable cost consisting of consumables per patient.

A key element to the business plan is that the device design will allow HOPE-Neuron to address multiple disease states using the same core equipment. Accordingly, the current strategy can be characterized as a scalable recurring revenue model with the potential for high, top-quartile gross margins of 80% or more.

With a projected initial annual therapy price of $120,000, HOPE-Neuron's revenue share would be about $48,000 per patient served. The following chart shows revenue expectations for various penetration rates, based on an addressable population of 34,00 patients.

U.S. Market Penetration Estimates			
U.S. ALS Patients	25%	35%	45%
34,000	8,500	11,900	15,300
Total Revenue	$1.0 billion	$1.4 billion	$1.8 billion
HOPE-Neuron Share	$ 408,000,000	$ 571,200,000	$ 734,400,000

It should be noted that these estimates are for ALS only in the U.S., but the Company's technology has potential applications for other neurodegenerative conditions and disease states with much larger patient populations. Future targets will remain in stealth mode until after human ALS trials provide additional data. The Company believes that it has adequate equipment manufacturing resources to achieve these estimates over a three-year ramp-up time horizon. Global ALS totals are difficult to model, with some estimates stating 60,000+ new cases per year, but penetration of any future European and Asian markets would have a meaningful multiplier effect on HOPE-Neuron's revenue estimates.

As a point of reference, one of the most recent commercial ALS drugs, Relyvrio, generated $380 million in its first full year on the market in 2023 and, according to analyst estimates from SVB Securities, it was tracking toward a $500 million run rate before it was voluntarily pulled in 2024. More recently (December 2025), Shionogi (Japan) paid $2.5 billion for the global rights to leading ALS drug Radicava, which is expected to generate close to $700 million in annual global sales in 2026.

Strategic Advantages

Pending additional trials, HOPE-Neuron does not yet know to what degree its technology will have in terms of slowing, halting, or reversing the effects of ALS in humans. We do believe our proof-of-concept mouse trial yielded results that were highly relevant. It should be noted that a p-value significance of 0.008 (as achieved in our proof-of-concept scientific study) is statistically positive, as it is more powerful than an industry 0.05 significance threshold standard. This indicates a low probability (less than 1%) that the observed results occurred by random chance. We are not aware of any other ALS animal trial with such a degree of observable and sustainable motor function improvement after treatment.

Because SELtx™ creates change at the cellular level, we believe that it is reasonable to argue that this mechanism of action could be replicated with similar effect in human use, though confirmation is dependent on a demonstration with human testing data. A successful human outcome would create the first effective treatment for ALS, so our urgency to begin human trials is considerable.

In terms of timeline, because our process is a cell-based device-enabled treatment and not pharma-based, some aspects of our ALS studies may result in a shorter, lower cost timeline than typically seen in traditional drug testing. Based on prior work, HOPE-Neuron believes that its process will have an excellent safety profile, and few if any side effects. With sufficient funding and timely completion of our next-generation equipment, we believe that use in human subjects could begin in the second half of 2026, with open-label blood test results within weeks (at regular intervals) and observable patient results in as few as three to six months after the initial therapy.

We believe that our short path to human use, potential life-changing efficacy, and strong safety profile could place SELtx™ at the forefront of current therapeutic development programs for ALS.

Intellectual Property

HOPE-Neuron's technology is backed by a number of company-owned patents, including:

U.S. Patent No. 11471579 "GAS TREATMENT DELIVERY SYSTEMS AND METHODS" (expiration date: May 29, 2039)

U.S. Patent No. 12667645 "GAS TREATMENT DELIVERY SYSTEMS AND METHODS" (expiration date: August 18, 2037)

Japan Patent No. 75297259 "GAS TREATMENT DELIVERY SYSTEMS AND METHODS"/July, 2024

The Issuer is in the process of filing additional patents in other countries and in the U.S. for processes and applications that will protect HOPE-Neuron's unique position in the medical device-enabled therapy space. Management's goal is to build up sufficient layers of patents to fully protect the Company's business for the maximum allowable under current U.S. and country-specific patent regulations.

Governmental/Regulatory Approval and Compliance

The Issuer is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change. HOPE-Neuron's therapy is also subject to the approval process and regulation of the Federal Drug Administration (FDA).

Litigation

The Issuer is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers, fees associated with bad actor checks, payment processing fees, and escrow-related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	20.0%	$15,000	5.88%	$294,000
Clinical Trials	40.0%	$30,000	43.60%	$2,180,000
G&A	17.3%	$13,000	22.08%	$1,104,000
Equipment	9.3%	$7,000	12.70%	$635,050
R&D	5.3%	$4,000	6.34%	$316,950
Patent Development	2.7%	$2,000	3.50%	$175,000
Legal & Compliance	2.7%	$2,000	3.40%	$170,000
FDA Consulting	2.7%	$2,000	2.50%	$125,000
Total	**100%**	**$75,000**	**100%**	**$5,000,000**

Intermediary Fees represent the amount paid to OpenDeal Portal LLC dba Republic at completion of the Regulation Crowdfunding.

Clinical Trials will involve two categories: a human trial for ALS and additional mouse studies targeting applications in neurodegenerative disease.

G&A will include employee salaries, professional services, software, and other resources required to grow our business.

Equipment covers final engineering and the delivery of two SELtx™ devices.

Except for Intermediary Fees (which are contractual), all other figures are estimates of potential costs and are subject to change over the course of the upcoming clinical trial period.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Issuer are listed below along with all positions and offices held at the Issuer and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Issuer	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Ronald Lane	Chief Executive Officer and Director – Executive Chairman	Founder, Chief Executive Officer and Executive Chairman of the Issuer (December 2020 (Inception)-Present) Responsible for corporate strategy, clinical studies, product development & operations.	**University of Wisconsin, Madison** PhD, Neurosciences (1973) **University of Redlands** Masters, Communicative Disorders – Auditory Physiology (1968) **Point Loma Nazarene University** BA, Psychophysiology (1966)
Mark Forney	Officer - VP of Business Development	VP of Business Development of the Issuer (December 2020 (Inception) - Present) Responsible for developing and implementing strategic plan and sourcing key relationships to further the Company's mission. Independent Contractor & Consultant – Private & Public Markets (2023 – present), advised multiple clients in the U.S. & Canada on shareholder development and business-related growth strategies.	**Loyola Marymount University** MBA, Finance (1987) BA, Double Major, English, Communication Arts (1979)
Karina Fedasz	Officer - Interim CFO	Interim CFO (July 2025-Present) Responsible for accounting, financial planning, risk management, and reporting. Business Consultant -- Fedasz Financial Advisory Corporation (2023 – present), served as Interim CFO for both public and private companies, responsible for all aspects of financial reporting.	**Columbia Business School** MBA, Finance (2000) **UCLA** BA, Environmental Studies (1995)
John Louf	Officer - Chief Technology Officer	Chief Technology Officer (November 2025-Present) IT, AI & Technology Consultant -- Independent (2023 – present), Provided comprehensive technology services to private businesses; tasked with managing critical communications, computing, and data storage functions.	**New Jersey Institute of Technology** Completed coursework toward B.S. in Electrical & Computer Engineering (2012) **Flagler College** BA Business Administration (2007) BA Spanish (2007)

Indemnification

Indemnification is authorized by the Issuer to directors, managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Issuer's authorized capital stock consists of 250,000,000 shares of common stock of which 75,000,001 are issued and outstanding, par value $0.0001 per share (the "**Common Stock**"). No preferred stock has been authorized.

Outstanding Capital Stock

As of the date of this Form C, the Issuer's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	75,000,001
Par Value Per Share	0.0001
Voting Rights	One vote per share; however, the exercise of such voting rights will be subject to significant limitations, including the grant by Investors of an irrevocable proxy in favor of the Executive Chairman, as described under "Irrevocable Proxy"
Anti-Dilution Rights	None - The Common Stock has no contractual antidilution protections.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional shares of capital stock in the future, which would result in dilution of the ownership percentage of current stockholders, and those purchasing securities in this Offering.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	100%

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C, the Issuer has no outstanding options, SAFEs, or warrants. The Issuer has issued (i) a convertible promissory note dated July 22, 2025 and (ii) a convertible promissory note dated June 12, 2026. Neither such note is convertible in connection with, or as a result of, the offering pursuant to Regulation Crowdfunding described in this Form C, and each note is only convertible upon the occurrence of a liquidity event.

Type	Convertible Promissory Note
Date	July 22, 2025
Amount Outstanding/Face Value	$60,000/$60,000
Voting Rights	No
Anti-Dilution Rights	No
Material Terms	If a Liquidity Event occurs, the outstanding principal amount of the Note and all accrued and unpaid interest on the Note will automatically convert as of immediately prior to (but subject to the consummation of) such Liquidity Event into fully paid and nonassessable Conversion Shares at a price per share equal to the Conversion Price.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Upon the occurrence of a Liquidity Event, the automatic conversion of the Note will result in the issuance of additional shares of capital stock, thereby reducing the percentage ownership interest of investors in this Offering on a proportional basis. Additionally, the Note represents a senior debt obligation of the Issuer that must be satisfied before equity holders can realize value in certain scenarios, which may adversely affect the value of the Securities purchased in this Offering.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	Conversion cannot take place before a Reg A or similar follow-on liquidity event, so the note cannot convert prior to or in conjunction with the Regulation Crowdfunding.

Type	Convertible Promissory Note
Date	June 12, 2026
Amount Outstanding/Face Value	$150,000/$150,000
Voting Rights	No
Anti-Dilution Rights	No
Material Terms	If a Liquidity Event occurs, the total amount equal to the sum of (i) the outstanding principal amount of the note and all accrued and unpaid interest thereon and (ii) $50,000, together with all accrued interest thereon at the applicable interest rate, will automatically convert as of immediately prior to (but subject to the consummation of) such Liquidity Event into fully paid and nonassessable conversion shares at a price per share equal to the conversion price.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Upon the occurrence of a Liquidity Event, the automatic conversion of the Note will result in the issuance of additional shares of capital stock, thereby reducing the percentage ownership interest of investors in this Offering on a proportional basis. Additionally, the Note represents a senior debt obligation of the Issuer that must be satisfied before equity holders can realize value in certain scenarios, which may adversely affect the value of the Securities purchased in this Offering.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	Conversion cannot take place before a Reg A or similar follow-on liquidity event, so the note cannot convert prior to or in conjunction with the Regulation Crowdfunding.

Additionally, on May 4, 2026, the Company entered into a memorandum of understanding (the "**MOU**") with a prospective investor providing for a $50,000 investment to be structured as a convertible promissory note. The terms of the contemplated note have not been finalized but are expected to be substantially similar to the Company's currently outstanding convertible notes. As of the date of this Offering Statement, no convertible note has been issued pursuant to the MOU.

Outstanding Debt

As of the date of this Form C, the Issuer has the following debt outstanding:

Type	Convertible Promissory Note
Creditor	Individual
Amount Outstanding	$60,000
Interest Rate and Amortization Schedule	4.19%
Description of Collateral	None
Other Material Terms	Convertible to Common Stock
Maturity Date	July 22,2030
Date Entered Into	July 22, 2025

Type	Convertible Promissory Note
Creditor	Individual
Amount Outstanding	$150,000
Interest Rate and Amortization Schedule	4.13%
Description of Collateral	None
Other Material Terms	Convertible to Common Stock
Maturity Date	June 12,2031
Date Entered Into	June 12, 2026

Ownership

The table below lists the beneficial owners (including individuals and entities) of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Ronald Howard Lane*	75,000,001 Common Shares	100.0%

*Note: Ronald Lane is the Founder, Chief Executive Officer and Executive Chairman of HOPE-Neuron Therapeutx, Inc.

<center>**FINANCIAL INFORMATION**</center>

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as <u>Exhibit A</u>.

Cash and Cash Equivalents

As of June 18, 2026, the Issuer had an aggregate of $160,487.20 in cash and cash equivalents, leaving the Issuer with approximately six months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

Capital Expenditures and Other Obligations

The Issuer plans to allocate approximately $635,050 towards the purchase of SELtx™ equipment for use during clinical trials.

Valuation

Although the Securities provide certain terms, which may include a valuation cap, the Intermediary has ascribed no pre-Offering valuation to the Issuer; the Securities are priced arbitrarily and the Issuer makes no representations as to the reasonableness of any specified valuation cap.

Trends and Uncertainties

After reviewing the above discussion of the steps the Issuer intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Issuer of any delays in taking these steps and whether the Issuer will need additional financing to accomplish them.

Please see the financial statements attached as <u>Exhibit A</u> for subsequent events and applicable disclosures.

Material Changes and Other Information

Since December 31, 2025, the date of the Issuer's most recent audited financial statements included in this Form C, the Issuer has taken certain corporate actions affecting its capitalization.

On June 25, 2026, the Issuer's Board of Directors ratified and approved the filing of a Certificate of Amendment to the Issuer's Certificate of Incorporation to increase the Issuer's authorized capital stock to 250,000,000 shares of common stock, par value $0.0001 per share. The Certificate of Amendment was filed with the Secretary of State of the State of Delaware on June 25, 2026.

In connection with the foregoing, on June 25, 2026, the Issuer's Board of Directors also ratified the prior issuance of 75,000,000 shares of common stock to Ronald Lane, the Issuer's Founder, Chief Executive Officer and Executive Chairman. Following such ratification, and after giving effect to the one share of common stock previously issued and outstanding, the Issuer has 75,000,001 shares of common stock issued and outstanding as of the date of this Form C. Mr. Lane holds 100% of the Issuer's outstanding voting equity securities prior to this Offering. See section "CAPITALIZATION, DEBT AND OWNERSHIP" above.

Except as otherwise disclosed in this Form C, including the foregoing capitalization matters, the issuance of the Issuer's convertible note dated June 12, 2026, the MOU dated May 4, 2026 relating to a contemplated convertible note financing, and the Issuer's cash and cash equivalents as of June 18, 2026, the Issuer does not believe there have been any material changes since December 31, 2025.

Previous Offerings of Securities

Except for the convertible notes described under section "CAPITALIZATION, DEBT AND OWNERSHIP" above, the issuer has not conducted any direct sale of securities within the last three years.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Issuer may engage in transactions with related persons. Related persons are defined as any director or officer of the Issuer; any person who is the beneficial owner of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Issuer will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Mr. Ronald Lane, the Founder, Chief Executive Officer and Executive Chairman, has funded the Company's initial operating expenses to support the initial operations. The outstanding related party liability does not have any specified interest rate or maturity date. As of December 31, 2025 and 2024, payable to related party amounted to $199,875 and $212,261, respectively. There have been no related party transactions since the beginning of 2025 that would qualify as exceeding five percent (5%) of the aggregate amount of capital raised.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Issuer, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Issuer to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

The Issuer has certified that all of the following statements are TRUE for the Issuer in connection with this Offering:

(1) Is organized under, and subject to, the laws of the State of Delaware;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**") (15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Issuer is not subject to any bad actor disqualifications under any relevant U.S. securities laws. The Issuer is not subject to any matters that would have triggered disqualification, but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Issuer's fiscal year.

Once posted, the annual report may be found in the Investors section of the Issuer's website at https://www.hopeneuron.com/investors.

The Issuer must continue to comply with the ongoing reporting requirements until:

(1) the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Issuer has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Issuer has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Issuer or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Issuer liquidates or dissolves its business in accordance with applicable state law.

Neither the Issuer nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance, reference should be made to the copy of such document, which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Issuer is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Issuer's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Issuer will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

The Issuer represents that this Form C does not contain any untrue statement of a material fact and does not omit to state a material fact necessary to make the statements made, in light of the circumstances under which they were made, not misleading.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form C to be signed on its behalf by the duly authorized undersigned.

HOPE-Neuron Therapeutx, Inc.

(Issuer)

By:

Signed by:
Ronald Howard Lane
E53701A224DE4FC...

(Signature)

Ronald Lane

(Name)

Chief Executive Officer and Executive Chairman

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Signed by:
Ronald Howard Lane
E53701A224DE4FC...

(Signature)

Ronald Lane

(Name)

Chief Executive Officer and Executive Chairman

(Title)

July 30, 2026

(Date)

Signed by:
Karina M Fedasz
DFA2D00998EA4EA...

(Signature)

Karina Fedasz

(Name)

Interim CFO

(Title)

July 30, 2026

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

Hope-Neuron Therapeutx, Inc.

(a Delaware Corporation;
formerly known as ImmunoRes-Inovatx, LLC, a Wyoming Limited Liability Company)

Audited Financial Statements

For the years ended December 31, 2025 and 2024

Financial Statements

Hope-Neuron Therapeutx, Inc.

Table of Contents





Independent Auditor's Report

June 11, 2026
To the Shareholders and Prospective Investors of Hope-Neuron Therapeutx, Inc.
Re: 2025-2024 Financial Statement Audit – Hope-Neuron Therapeutx, Inc.
Phoenix, Arizona

Report on the Audit of the Financial Statements

Opinion

We have audited the financial statements of Hope-Neuron Therapeutx, Inc., which comprise the balance sheets as of December 31, 2025 and December 31, 2024, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Hope-Neuron Therapeutx, Inc. as of December 31, 2025 and December 31, 2024, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Hope-Neuron Therapeutx, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Hope-Neuron Therapeutx, Inc.'s ability to continue as a going concern.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:


229 Park Ave S, Suite 70037
New York, New York 10003-
1502


Info@Alice.CPA



- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Hope-Neuron Therapeutx, Inc.'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Hope-Neuron Therapeutx, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

Alice.CPA LLC

Alice.CPA LLC
Robbinsville, New Jersey
June 11, 2026



HOPE-NEURON THERAPEUTX, INC.
(formerly known as ImmunoRes-Inovatx, LLC) BALANCE
SHEETS
As of December 31, 2025 and 2024
(Audited)

ASSETS		2025		2024
Current Assets				
Cash and cash equivalents	$	19,213	$	19,252
Total Current Assets		19,213		19,252
Total Assets	$	19,213	$	19,252
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities				
Accounts payable	$	13,480	$	-
Accrued expenses		4,289		-
Payable to related party		199,875		212,261
Total Current Liabilities		217,644		212,261
Non-current Liabilities				
Convertible notes payable, net of discount		50,704		-
Total Non-current Liabilities		50,704		-
Total Liabilities		268,348		212,261
Stockholders' Equity				
Common Stock, $0.00 par value; 1 share authorized; 1 share issued and outstanding as of December 31, 2025		1		-
Members' Contributions		-		1
Retained Earnings/ (Accumulated deficit)		(249,136)		(193,010)
Total Stockholders' Equity		(249,135)		(193,009)
Total Liabilities and Stockholders' Contributions	$	19,213	$	19,252

The accompanying footnotes are an integral part of these financial statements.

HOPE-NEURON THERAPEUTX, INC
(formerly known as ImmunoRes-Inovatx, LLC) INCOME
STATEMENTS
For the Years Ended December 31, 2025 and December 31, 2024 (Audited)

	2025	2024
Revenues	$ -	$ -
Operating Expenses		
Advertising and marketing	10,486	11,482
General and administrative	41,405	25,204
Research and development	-	26,836
Total Operating Expenses	51,891	63,522
Other Income/(Expense)		
Interest Expense	4,670	-
Other Income	435	48
Total Other Income/(Expense)	(4,235)	48
Net Income (Loss)	$ (56,126)	$ (63,474)

The accompanying footnotes are an integral part of these financial statements.

HOPE-NEURON THERAPEUTX, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2025 and December 31, 2024 (Audited)

	Common Stock		Members' Contributions	Retained Earnings/ (Accumulated Deficit)	Total Equity
	Shares	Value			
Balance as of December 31, 2023	-	$ -	$ 1	$ (129,536)	$ (129,535)
Members' contributions	-	-	-	-	-
Net loss	-	-	-	(63,474)	(63,474)
Balance as of December 31, 2024	-	-	1	(193,010)	(193,009)
Conversion from LLC to Corporation	1	1	(1)	-	-
Net loss	-	-	-	(56,126)	(56,126)
Balance as of December 31, 2025	1	$ 1	$ -	$ (249,136)	$ (249,135)

The accompanying footnotes are an integral part of these financial statements.

HOPE-NEURON THERAPEUTX, INC
(formerly known as ImmunoRes-Inovatx, LLC) STATEMENTS OF
CASH FLOWS
For the Years Ended December 31, 2025 and December 31, 2024
(Audited)

	2025	2024
Cash Flows from Operating Activities		
Net Income (Loss)	$ (56,126)	$ (63,474)
Changes in operating assets and liabilities:		
Accounts payable	13,480	-
Accrued expenses	4,289	-
Payable to related party	(12,386)	68,812
Net cash provided by (used in) operating activities	(50,743)	5,338
Cash Flows from Investing Activities		
Convertible notes payable, net of discount	50,704	-
Net cash used in investing activities	50,704	-
Cash Flows from Financing Activities Issuance		
of common stock	-	-
Net cash used in financing activities	-	-
Net change in cash and cash equivalents	(39)	5,338
Cash and cash equivalents at beginning of year	19,252	13,914
Cash and cash equivalents at end of year	$ 19,213	$ 19,252
Supplemental information		
Interest paid	$ -	$ -
Income taxes paid	$ -	$ -

The accompanying footnotes are an integral part of these financial statements.

NOTE 1 – NATURE OF OPERATIONS

Hope-Neuron Therapeutx, Inc. (formerly known as ImmunoRes-Inovatx, LLC) (which may be referred to as the "Company, "we," "us," or "our") was registered in Wyoming on December 30, 2020 as a limited liability company. On January 27, 2025, the Company converted into a Delaware Corporation and changed its name to Hope-Neuron Therapeutx, Inc. The Company is pioneering a non-stem-cell, device-enabled therapy to restore immune balance and deliver real immunometobolic hope for patients of Amyotrophic Lateral Sclerosis (ALS), or Lou Gehrig's disease.

It is anticipated that the Company will incur losses before generating positive retained earnings. The Company has been funded by its sole stockholder and founder, Ronald Lane, PhD. The Company intends to raise capital through crowdfunding campaign to support its initial launch and growth in the market.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("**US GAAP**"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("**ASC**") and Accounting Standards Updates ("**ASU**") of the Financial Accounting Standards Board ("**FASB**").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company will maintain its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the

Company's checking account. As of December 31, 2025 and 2024, the Company's cash and cash equivalents were $19,213 and $19,252, respectively.

Receivables and Credit Policy

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2025 and 2024, the Company did not have any accounts receivable.

Fair Value Measurements

US GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of December 31, 2025 and 2024.

Accrued Expenses

Accrued expenses primarily consist of accrual for professional fees. The accruals are expected to be settled within the normal operating cycle or within twelve months after the reporting date. As of December 31, 2025 and 2024, accrued expenses was $4,289 and nil, respectively.

Income Taxes

The Company accounts for income taxes in accordance with FASB ASC 740, Income Taxes. Income tax expense consists of current and deferred taxes, which are recognized based on the tax effects of transactions reported in the financial statements. Current taxes represent amounts payable for the period based on applicable tax laws, while deferred taxes arise from temporary differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the periods when the temporary differences are expected to reverse. A valuation allowance is established if, in management's judgment, it is more likely than not that some or all of the deferred tax assets will not be realized.

As of December 31, 2025 and 2024, the Company has not recorded an income tax provision, as it has incurred net operating losses or does not have taxable income for the periods presented.

Revenue Recognition

The Company adopted FASB ASC 606, *Revenue from Contracts with Customers* ("**ASC 606**"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured.

As of December 31, 2025 and 2024, the Company was in pre-revenue stage. Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred. Recent

Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 4 – GOING CONCERN CONSIDERATIONS

The accompanying financial statements are prepared on a going concern basis, which reflects the expectation that assets will be realized and obligations will be settled in the ordinary course of business.

The Company is in the pre-revenue stage as it continues to develop its products and execute its business strategy. As of December 31, 2025 and 2024, the Company incurred a net loss of $56,126 and $63,474 respectively, which is normal for companies in the development stage.

Management expects to continue advancing the Company's operations and strategic initiatives while carefully managing expenditures. The Company's founder has historically provided financial support for operating activities and intends to continue supporting the Company's funding needs as they arise. In addition, the Company plans to pursue crowdfunding initiatives to support its initial launch and growth in the market. Management believes these efforts will provide the necessary resources to support ongoing operations.

NOTE 5 – CONVERTIBLE NOTES PAYABLE

On July 22, 2025, the Company issued a convertible note to a third-party investor for a principal amount of $60,000 which bears interest at 4.19% per annum and a term of 5 years, maturing on July 22, 2030. The note was issued at discount of $10,000, resulting in an initial carrying amount of
$50,000.

Due to the issuance of the note at a discount, the note has an effective interest rate of 8.41%. The discount is accreted over the term of the note using the effective interest method. Interest expense recognized in the income statement using the effective interest rate includes both the interest accrued and the amortization of the initial discount over the term of the note.

The outstanding principal and accrued interest are automatically converted into equity interests issued in connection with the applicable triggering event if a liquidity event occurs: a) a change of control, b) private replacement financing or c) recapitalization.

As of December 31, 2025 and 2024, the carrying amount of the note was $50,704 and nil, respectively. NOTE 6 – EQUITY

In 2023, the Company received contribution amounting to $1 from its sole member, the founder and CEO of the Company Ronald Lane.

Upon conversion of the Company from a limited liability company to a corporation on January 27, 2025, the members' capital accounts were reclassified to common stock. This reclassification represents a change in legal form only and did not result in any change to total equity of the Company.

The Company is authorized to issue 1 share of common stock with a par value of $0.00 per share. As of December 31, 2025, 1 share of common stock was issued and outstanding.

NOTE 7 – RELATED PARTY TRANSACTIONS

The founder has funded the Company's initial operating expenses to support the initial operations. The outstanding related party liability does not have any specified interest rate or maturity date. As of December 31, 2025 and 2024, payable to related party amounted to $199,875 and $212,261, respectively.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2025 and 2024.

NOTE 9 – SUBSEQUENT EVENTS

Convertible Note Financing

On May 4, 2026, the Company entered a Memorandum of Understanding (MOU) for $50,000 of funding structured as a convertible note. The note is expected to convert into equity shares upon the completion of a future Regulation A offering or similar financing transaction. Management has determined that this represents a non-recognized subsequent event and has disclosed the transaction accordingly.

Management's Evaluation

Management has evaluated subsequent events through June 11, 2026, the date the financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in the financial statements.

Form of Security

HOPE-NEURON THERAPEUTX, INC.

SUBSCRIPTION AGREEMENT

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY SUBSCRIPTION OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE SUBSCRIPTION OF THE SECURITIES BY ANY FOREIGN SUBSCRIBER.

The Board of Directors of

HOPE-NEURON THERAPEUTX, INC.
4308 N 16TH AVE
PHOENIX, AZ 85015

Ladies and Gentlemen:

The undersigned (the "**Investor**") understands that HOPE-Neuron Therapeutx, Inc., a Delaware corporation, (the "**Company**"), is conducting an offering (the "**Offering**") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "**Securities Act**") and Regulation Crowdfunding promulgated thereunder. This Offering is made pursuant to the Form C, as the same may be amended from time to time, filed by the Company with the SEC (the "**Form C**"). The Company is offering to both accredited and non-accredited investors up to 5,000,000 shares of its Common Stock, $0.0001 par value ("**Securities**") at a price of $1.00 per share (the "**Purchase Price**"). The minimum amount or target amount to be raised in the Offering is $75,000.00 (the "**Target Offering Amount**") and the maximum amount to be raised in the offering is $5,000,000.00 (the "**Maximum Offering Amount**"). If the Offering is oversubscribed beyond the Target Offering Amount, the Company will sell Securities on a first-come, first-serve basis. The Company is offering the Securities to prospective investors through OpenDeal Portal LLC d/b/a Republic (the "**Portal**"). The Portal is registered with the Securities and Exchange Commission (the "**SEC**"), as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority.

The Company will pay the Portal a cash commission equal to the greater of (A) fifteen thousand dollars ($15,000.00) or (B) the amount determined pursuant to the following schedule: (1) zero percent (0%) of any amounts raised up to $100,000.00 and (2) six percent (6%) of any amounts raised exceeding $100,000.01 but not exceeding $5,000,000.00. The Company has paid the Portal a non-refundable fee of seven thousand five hundred dollars ($7,500.00) related to certain onboarding expenses. In addition, the Portal will also receive compensation in the form of the Securities equal to two percent (2%) of the total number of the Securities sold in the Offering. The total number of Securities outstanding after the Offering is subject to increase in an amount equal to the Portal's fee of two percent (2%) of the Securities sold in the Offering. Investors should carefully review the Form C, which is available on the web-platform of the Portal at https://republic.com/hope-neuron (the "**Deal Page**").

1. Subscription; Custodian; Securities Entitlement.

(a) Subscription. Subject to the terms of this Subscription Agreement and the Form C, the Investor hereby subscribes to purchase the number of Securities equal to the quotient of the Investor's subscription amount as indicated through the Portal's platform divided by the Purchase Price and shall pay the aggregate Purchase Price in the manner specified in the Form C and as per the directions of the Portal through the Deal Page. Such subscription shall be deemed to be accepted by the Company only when this Subscription Agreement is countersigned and delivered on the Company's behalf and subject to Section 3. No person may subscribe for Securities in the Offering after the Offering campaign deadline as specified in the Form C and on the Deal Page (the "**Offering Deadline**").

(b) Custodian; Securities Entitlement. The Company and the Investor authorize BitGo Bank & Trust, National Association and its successors and assigns (the "**Custodian**"), as the custodian for the benefit of the Investor, to hold the Securities and any securities that may be issued upon conversion thereof in registered form in its name or the name of its nominees for the benefit of the Investor and the Investor's permitted assigns. The Investor acknowledges and agrees that upon any acceptance of this Subscription Agreement, the Company shall issue and deliver the Securities to the Custodian, who shall solely hold such securities for the benefit of the Investor and shall be a "protected purchaser" of such Securities within the meaning of Section 8-303 of the Delaware Uniform Commercial Code, which shall be in book entry uncertificated form, and that the Investor shall hold and acquire only a "securities entitlement" within the meaning of Section 8-501 of the Delaware Uniform Commercial Code in the Securities equal to the ratio of the Investor's purchase amount to the aggregate purchase amounts of the Securities in the Offering. Company and Investor acknowledge and agree that the Custodian may assign any and all of its agreements with Investor, delegate its duties thereunder, and transfer Investor's Securities to any of its affiliates or to its successors and assigns, whether by merger, consolidation, or otherwise, in each case, without the consent of the Investor or the Company. Investors acknowledge and agree that Investor may not assign or transfer any of its rights or obligations under such agreements without the Custodian's prior written consent, and any attempted transfer or assignment in violation hereof shall be null and void.

(c) Irrevocable Proxy. As a condition of, and in consideration for, the Company's acceptance of the Investor's subscription and the issuance of the Securities to or for the benefit of the Investor, the Investor hereby irrevocably constitutes and appoints Ronald Lane, the Executive Chairman of the Company, or any successor serving in such capacity (the "**Proxy Holder**"), as the Investor's true and lawful attorney-in-fact and proxy, with full power of substitution and resubstitution, to vote, act by written consent or otherwise take action with respect to all shares of Common Stock and any other securities of the Company now or hereafter owned beneficially or of record by the Investor, whether held directly by the Investor or indirectly through any custodian, nominee, securities intermediary or similar arrangement, including any securities entitlement relating thereto (collectively, the "**Proxy Shares**"). The Proxy Holder is authorized and empowered to vote or act by written consent with respect to the Proxy Shares on any and all matters submitted to the stockholders of the Company, whether at any annual or special meeting of stockholders, any adjournment or postponement thereof, or by written consent or written resolution, including, without limitation, the election of directors, amendments to the Company's certificate of incorporation or bylaws, any financing, merger, consolidation, sale of all or substantially all assets, recapitalization, liquidation, dissolution or other corporate transaction or action. This proxy is coupled with an interest, is irrevocable to the fullest extent permitted by applicable law and is granted in consideration of the Investor's purchase of the Securities and the Company's agreement to issue the Securities on the terms set forth in this Agreement and the Form C. This proxy shall remain in full force and effect until the tenth (10th) anniversary of the date on which the Investor's subscription is accepted by the Company, at which time it shall automatically terminate. The Investor hereby revokes any and all prior proxies granted with respect to the Proxy Shares that are inconsistent with this proxy and agrees not to grant any subsequent proxy or enter into any voting agreement or other arrangement with respect to the Proxy Shares that would conflict with, limit or impair the authority granted to the Proxy Holder hereunder during the term of this proxy. The Investor acknowledges and agrees that, as a result of this proxy, the Investor will not have the practical ability to vote the Proxy Shares or act by written consent with respect to matters submitted to the Company's stockholders during the term of this proxy, and that the Proxy Holder may vote or act with respect to the Proxy Shares in a manner with which the Investor may disagree or that may be adverse to the Investor's interests. The Investor further acknowledges that this proxy is a material term of the Securities and has been disclosed in the Form C. Nothing in this Section 1(c) shall be deemed to waive, limit or restrict any rights or remedies that the Investor may have under the federal securities laws or any applicable state securities laws, or to waive compliance by the Company or any other person with any provision of federal or state securities laws that cannot be waived as a matter of law.

2.   Closing.

(a)   Closing. Subject to Section 3(b), the closing of the sale and purchase of the Securities pursuant to this Subscription Agreement (the "**Closing**") shall take place through the Portal on date of any Initial Closing, Subsequent Closing or the Offering Deadline (each, a "**Closing Date**") in accordance with the Form C.

(b)   Closing Conditions. Closing is conditioned upon satisfaction of all the following conditions:

(i)   prior to the Offering Deadline, the Company shall have received aggregate subscriptions for Securities in an aggregate investment amount of at least the Target Offering Amount;

(ii)   at the time of the Closing, the Company shall have received into the escrow account established by the Portal and the escrow agent in cleared funds, and is accepting, subscriptions for Securities having an aggregate investment amount of at least the Target Offering Amount; and

(iii)   the representations and warranties of the Company contained in Section 7 hereof and of the Investor contained in Section 5 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

3.   Termination of the Offering; Other Offerings. The Investor understands that the Company may terminate the Offering at any time. The Investor further understands that during and following termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

4.   Undersigned's Representations. The Investor represents and warrants to the Company and the Company's agents as follows:

(a)   The Investor understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The Investor can bear the economic risk of this investment and can afford a complete loss thereof; the Investor has sufficient liquid assets to pay the full purchase price for the Securities; and the Investor has adequate means of providing for its current needs and possible contingencies and has no present need for liquidity of the Investor's investment in the Company.

(b)   The Investor acknowledges that at no time has it been expressly or implicitly represented, guaranteed or warranted to the Investor by the Company or any other person that a percentage of profit and/or amount or type of gain or other consideration will be realized because of the purchase of the Securities or otherwise about the success of the Company.

(c)   The Investor (i) either qualifies as an "accredited investor" as defined by Rule 501(a) promulgated under the Securities Act or has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding, (ii) has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of the prospective investment and (iii) has truthfully submitted the required information to the Portal to evidence these representations. The Investor agrees and covenants that the Investor will maintain accurate and up-to-date contact information (including email and mailing address) on Portal and will promptly update such information in the event it changes or is no longer accurate.

(d)   The Investor has received and reviewed a copy of the Form C. With respect to information provided by the Company, the Investor has relied solely on the information contained in the Form C to make the decision to purchase the Securities and has had an opportunity to ask questions and receive answers about the Form C, the Offering and the Investor's investment in the Securities.

(e)   The Investor confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Portal, the escrow agent, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, the Portal or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, the Portal nor any of their respective affiliates is acting or has acted as an advisor to the Investor in deciding to invest in the Securities. The Investor acknowledges that neither the Company, the Portal nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the Investor's authority or suitability to invest in the Securities.

(f)   The Investor is familiar with the business and financial condition and operations of the Company, including all as generally described in the Form C. The Investor has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

(g)   The Investor understands that, unless the Investor notifies the Company in writing to the contrary at or before the Closing, each of the Investor's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the Investor.

(h)   The Investor acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the Investor.

(i)   The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

(j)   The Investor has up to 48 hours before the Offering Deadline to cancel the Investor's subscription and receive a full refund.

(k)   The Investor confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities or (ii) made any representation to the Investor regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the Investor is not relying on the advice or recommendations of the Company and the Investor has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Securities is suitable and appropriate for the Investor.

(l)   The Investor has such knowledge, skill and experience in business, financial and investment matters that the Investor is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the Investor's own professional advisors, to the extent that the Investor has deemed appropriate, the Investor has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The Investor has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the Investor is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

(m)   The Investor is acquiring the Securities solely for the Investor's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The Investor understands that the Securities have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the Investor and of the other representations made by the Investor in this Subscription Agreement. The Investor understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information provided by the Investor to the Company or the Portal) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(n)   The Investor understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the Investor may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation Crowdfunding, after which certain state restrictions may apply. The Investor understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Securities become freely transferable, a secondary market in the Securities may not develop. Consequently, the Investor understands that the Investor must bear the economic risks of the investment in the Securities for an indefinite period of time.

(o)   The Investor agrees that the Investor will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation Crowdfunding.

(p)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents and warrants to the Company that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. The Investor's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Investor's jurisdiction.

(q)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(r)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(s)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(t)   The Investor is not (i) a citizen or resident of a geographic area in which the subscription of or holding of the Subscription Agreement and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the

U.S. Department of State's Debarred Parties List or other applicable sanctions lists. The Investor hereby represents and agrees that if the Investor's country of residence or other circumstances change such that the above representations are no longer accurate, the Investor will immediately notify Company. The Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Subscription Agreement or the underlying securities to a party subject to U.S. or other applicable sanctions.

(u)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Subscription Agreement; (ii) the execution, delivery and performance by the Investor of the Subscription Agreement is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of this Subscription Agreement does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Amount.

(v)   HIGH RISK INVESTMENT. **THE INVESTOR UNDERSTANDS THAT AN INVESTMENT IN THE SECURITIES INVOLVES A HIGH DEGREE OF RISK**. The Investor acknowledges that (a) any projections, forecasts or estimates as may have been provided to the Investor, including those included in the Form C or otherwise made available in connection with the Offering, are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "**IRS**"), audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the Investor has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment.

5.   Company Representations. The Investor understands that upon issuance to the Investor of any Securities, the Company will be deemed to have made the following representations and warranties to the Investor as of the date of such issuance:

(a)   Corporate Power. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   Enforceability. This Subscription Agreement, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(c)   Valid Issuance. The Securities, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Subscription Agreement and the Form C, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer arising under this Subscription Agreement, the Certificate of Incorporation, as amended and/or restated from time to time, and Bylaws of the Company, or under applicable state and federal securities laws and liens or encumbrances created by or imposed by a subscriber.

(d)   Authorization. The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued hereunder, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. The Company is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company or its operations.

(e)   No Conflict. The execution, delivery and performance of and compliance with this Subscription Agreement and the issuance of the Securities will not result in any violation of, or conflict with, or constitute a default under, the Company's Certificate of Incorporation and Bylaws, as amended, and will not result in any violation of, or conflict with, or constitute a default under, any agreements to which the Company is a party or by which it is bound, or any statute, rule or regulation, or any decree of any court or governmental agency or body having jurisdiction over the Company, except for such violations, conflicts, or defaults which would not individually or in the aggregate, have a material adverse effect on the business, assets, properties, financial condition or results of operations of the Company.

(f)   Operation. The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(g)   Consents. No consents, waivers, registrations, qualifications or approvals are required in connection with the execution, delivery and performance of this Agreement and the transactions contemplated hereby, other than: (i) the Company's corporate, board and/or shareholder approvals which have been properly obtained, made or effected, as the case may be, and (ii) any qualifications or filings under applicable securities laws.

(h)   Securities Matters. The Company is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934. The Company is not an investment company, as defined in section 3 of the Investment Company Act of 1940 and is not excluded from the definition of investment company by section 3(b) or section 3(c) of that Act. The Company is not disqualified from offering or selling securities in reliance on section 4(a)(6) of the Securities Act as a result of a disqualification as specified in Rule 503 of the Regulation CF. The Company has a specific business plan and has not indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies. To the extent required, the Company has filed with the SEC and provide to its investors the ongoing annual reports required under Regulation CF during the two years immediately preceding the filing of the Form C. The Company is organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(i)   Transfer Agent. Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the SEC to act as the sole registrar and transfer agent for the Company with respect to the Securities.

6.   Indemnification. The Investor acknowledges that the Company and the Custodian and each of their respective founders, officers, directors, employees, agents, and affiliates, are relying on the truth and accuracy of the foregoing representations and warranties in offering Securities for sale to the Investor without having first registered the issuance of the Securities under the Securities Act or the securities laws of any state. The Investor also understands the meaning and legal consequences of the representations and warranties in this Subscription Agreement, and the Investor agrees to indemnify and hold harmless the Company and the Custodian and each of their respective founders, officers, directors, employees, agents, and affiliates from and against any and all loss, damage or liability, including costs and expenses (including reasonable attorneys' fees), due to or arising out of a breach of any such representations or warranties or any failure, or alleged failure, to fulfill any covenants or agreements contained in this Subscription Agreement.

7.   Market Stand-Off and Power of Attorney.

(a)   In connection with any IPO (as defined below), the Investor shall not directly or indirectly, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any Securities or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Capital Stock (whether such shares or any such securities are then issued hereunder or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Capital Stock or other securities, in cash, or otherwise. Such restriction (the "**Market Stand-Off**") shall be in effect for such period of time following the date of the final prospectus for the offering as may be requested by the Company or such underwriter (the "**Lock-up Period**"). In no event, however, shall such period exceed two hundred seventy (270) days plus such additional period as may reasonably be requested by the Company or such underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports or (ii) analyst recommendations and opinions.

(b)   The foregoing provisions will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding common stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for common stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of these provisions will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with the above or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company:

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   For consideration received and acknowledged, each Investor, in its capacity as a securityholder of the Company, hereby appoints the Chief Executive Officer and/or Chief Financial Officer of the Company to act as its true and lawful attorney with full power and authority on its behalf to execute and deliver all documents and instruments and take all other actions necessary in connection with the matters covered by this section and any lock-up agreement required to be executed pursuant to an underwriting agreement in connection with any initial public offering of Company. Such appointment shall be for the limited purposes set forth above.

(e)   "**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the SEC and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities

Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting Company in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

(f) "**Capital Stock**" means the capital stock of the Company, including, without limitation, common stock and preferred stock.

8. Obligations Irrevocable. Following the Closing, the obligations of the Investor shall be irrevocable. The Company, the Custodian and the Portal, and each of their respective affiliates and agents, are each hereby authorized and instructed to accept and execute any instructions in respect of the Securities given by the Investor in written or electronic form. The Custodian and the Portal may rely conclusively upon and shall incur no liability in respect of any action taken upon any notice, consent, request, instructions or other instrument believed in good faith to be genuine or to be signed by properly authorized persons of the Investor.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Notices. All notices or other communications given or made hereunder shall be in writing and delivered to the Investor's email address provided to the Portal or to the Company at the address set forth at the beginning of this Subscription Agreement, or such other place as the Investor, the Investor or the Company from time to time designate in writing in or through the Portal.

11. Governing Law. Notwithstanding the place where this Subscription Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the State of Delaware without regard to the principles of conflicts of laws.

12. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the Investor ("**Proceedings**"), the Investor irrevocably submits to the jurisdiction of the federal or state courts located at the location of the Company's principal place of business, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

13. Entire Subscription Agreement. This Subscription Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof.

14. Waiver, Amendment. Any provision of this Subscription Agreement may be amended, waived or modified only upon the written consent of the majority of the voting power of the Securities.

15. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

16. Invalidity of Specific Provisions. If any provision of this Subscription Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Subscription Agreement, such provision shall be fully severable; this Subscription Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Subscription Agreement, and the remaining provisions of this Subscription Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Subscription Agreement.

17.   Titles and Subtitles. The titles of the sections and subsections of this Subscription Agreement are for convenience of reference only and are not to be considered in construing this Subscription Agreement.

18.   Counterparts. This Subscription Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

19.   Electronic Execution and Delivery. A digital reproduction, portable document format (".pdf") or other reproduction of this Subscription Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

20.   Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

21.   Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material, or which are to the benefit of the Investor and (iii) the death or disability of the Investor.

22.   Notification of Changes. The Investor hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the Investor contained in this Subscription Agreement to be false or incorrect. The Investor agrees that, upon demand, it will promptly furnish any information, and execute and deliver such documents, as reasonably required by the Company and/or the Portal.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this Subscription Agreement as of_____.

COMPANY:

HOPE-NEURON THERAPEUTX, INC.

By:_____

Name: Ronald Lane_____

Title: Executive Chairman_____

INVESTOR:

By:_____

Name:_____

Title:_____

Price per Share: $1.00
Subscription Amount: $
Total Number of Shares Purchased:

EXHIBIT C

Video Transcript

HOPE-Neuron Therapeutx Video Transcript From Republic Deal Page


HOPE-Neuron Therapeutx
Non-drug treatment for ALS patients
B2C
WELLBEING & LONGEVITY
FIGHT DISEASE
B2B
HEALTHCARE FACILITIES & EQUIPMENT
HEALTHTECH
PLAY
HOPE Neuron
Therapeutx
Pitch
Discussion

0:00

All right, let's dive right in. Today,

0:01

we're breaking down an investor pitch from a company that thinks it can completely change the way we fight devastating diseases like ALS. We're going to walk through their science,

0:07

their business plan, and their overall mission slide by slide. Let's get to it.

0:10

So, the pitch kicks off with a number that just stops you in your tracks. 90 minutes. Every 90 minutes in the US,

0:16

someone gets diagnosed with ALS and someone else dies from it. You know,

0:18

this isn't just a number. It's a ticking clock. It really sets this urgent,

0:21

intense tone for everything that's about to follow. And they don't pull any punches. They come right out and call the disease exactly what it is: brutal.

0:28

This is the heart of the problem that the company Hope Neuron Therapeutics is trying to solve. It's a problem that frankly has had medical science stumped for a very long time. Okay, so first up,

0:36

let's really dig into the challenge itself. This first section of the pitch is all about laying out the grim reality of amyotrophic lateral sclerosis or ALS.

0:43

This slide really just lays bare how devastating a diagnosis can be. I mean,

0:46

think about it. A median survival time of just 2 to 5 years. For 90% of people who get it, we have no idea why. And here's the real kicker. The treatments we have now, they just manage symptoms.

0:54

They don't actually stop the disease.

0:55

This is a bleak landscape they want to completely change. So, after painting that pretty grim picture, the pitch pivots to their solution. They position their whole approach as something totally different from anything that's

1:03

been tried before. Let's see what they've got. And here it is, the first big reveal. This is where things get really interesting. They're not pitching another pill. They're not pitching a

1:12

complicated stem cell therapy. Their entire idea is built on a platform that can reprogram the patient's own immune system to go after the root of the problem. Okay, so the big question is,

1:20

how do you actually reset an immune system? Well, section 3 gets right into the core science of their pitch. At a glance, the process they call SELtx™

1:27

seems almost simple, right? It's just a three-step outpatient procedure. Draw some blood, process it in a special device, and put it back in. But the real magic, the part they're betting the company on, happens in that middle step,

1:36

the processing. Now, to get why that processing step is so important, you've got to meet the two main players in the story. In ALS, your immune system is out of whack. You've got way too many of

1:45

these M1 killer cells that are basically on a rampage destroying your neurons and you don't have enough of the M2 healer cells that are supposed to protect and repair them. The whole goal of the

1:52

therapy is to flip that ratio. And this right here is the genius of their approach. When they put the treated blood back in, it's full of cells that have been told to die. This triggers a

2:01

totally natural process called efferocytosis. It's like sending out a massive signal for the healer cells, the cleanup crew, to get to work, which then shifts the whole immune system from

2:09

attack mode to repair mode. So that's the theory. Sounds pretty incredible,

2:12

right? But the big question is, does it actually work? This is where we shift from the science to the proof, which for now comes from their pre-clinical trials

2:19

in mice. Whoa. I mean, that is a huge claim to make in any scientific presentation, let alone an investor pitch. They're not just saying they can pump the brakes on the disease. They're saying that in their animal studies,

2:28

they actually saw a reversal. That's the kind of statement designed to make everyone in the room snap to attention.

2:33

And here's the data they used to back that up. They found that the treated mice kept their motor function. They proved that the shift from killer cells to healer cells really happened. And maybe the most powerful visual of all,

2:42

the treated mice kept on running on a little tread bar, while the untreated mice couldn't. This is their smoking gun, their proof of concept. So, with that pre-clinical data in their back pocket, the pitch totally shifts gears.

2:51

It moves from the question, does it work? To how do we get this to actual patients and build a real business around it. Their business model is pretty clever. It's not about selling a drug. It's about selling a treatment

2:59

through partners. This chart breaks down how they'd split the revenue for every treatment. 40% for them, 35% for the clinic doing the work, and 25% for a distributor. It's a model that's really

3:07

designed to get clinics on board quickly. And of course, you got to show investors the money. The market they're going after is well, it's massive. Just for ALS, they're projecting a market

3:14

that could be worth anywhere from 1 to almost $2 billion by 2028. This shows the potential scale of the opportunity,

3:19

and that's before they even think about other diseases. This road map lays out their whole game plan. They've already knocked out the discovery and proof of concept phases. Right now, the big focus

3:27

for 2025 is scaling up to get ready for human trials. And the ultimate goal, get in front of the FDA in 2026 and then start looking at expanding this platform to fight other diseases like Alzheimer's. Okay, so after all of that,

3:37

the science, the mouse data, the business plan, the pitch brings it all home with one simple focusing question.

3:43

What's the one big thing you're supposed to take away from all this? And here it is in a nutshell. It's not a drug, it's a platform. It's a way to convince the body's own immune system to switch

3:50

sides, to go from attacking neurons to healing them. They've shown it can work in mice, and they have a clear plan to find out if it can work in people. And they close on this really powerful idea.

3:58

It's a tagline that tries to turn their company name from just a nice word into an actual process. They're basically saying the science is the foundation.

4:04

The therapy is the framework. And the question they leave hanging in the air for investors is a big one. Do you want to help us build it?